# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

[redacted]



☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For fiscal year ended September 30, 2007**

**Commission File Number 1-14173**

# MarineMax, Inc.
*(Exact Name of Registrant as Specified in Its Charter)*

| | |
|---|---|
| **Delaware**<br>*(State of Incorporation)* | **59-3496957**<br>*(I.R.S. Employer Identification No.)* |



**18167 U.S. Highway North**
**Suite 300**
**Clearwater, Florida 33764**
**(727) 531-1700**
*(Address, including zip code, and telephone number, including area code, of principal executive offices)*



**Securities registered pursuant to Section 12(b) of the Exchange Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.001 per share | New York Stock Exchange |
| Rights to Purchase Series A Junior Participating Preferred Stock | |

**Securities registered pursuant to Section 12(g) of the Exchange Act:**

**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filed, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12B-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated Filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of common stock held by nonaffiliates of the registrant (16,914,598 shares) based on the closing price of the registrant's common stock as reported on the New York Stock Exchange on March 31, 2007, which was the last business day of the registrant's most recently completed second fiscal quarter, was $392,080,382. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of November 30, 2007, there were outstanding 18,512,218 shares of registrant's common stock, par value $.001 per share.

**Documents Incorporated by Reference**

Portions of the registrant's definitive proxy statement for the 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

**MARINEMAX, INC.**

**ANNUAL REPORT ON FORM 10-K**
**Fiscal Year Ended September 30, 2007**

**TABLE OF CONTENTS**


| | | Page |
|---|---|---|
| | **PART I** | |
| ITEM 1. | BUSINESS | 1 |
| ITEM 1A. | RISK FACTORS | 23 |
| ITEM 1B. | UNRESOLVED STAFF COMMENTS | 34 |
| ITEM 2. | PROPERTIES | 34 |
| ITEM 3. | LEGAL PROCEEDINGS | 38 |
| ITEM 4. | SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS | 38 |
| | **PART II** | |
| ITEM 5. | MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES | 39 |
| ITEM 6. | SELECTED FINANCIAL DATA | 40 |
| ITEM 7. | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS | 41 |
| ITEM 7A. | QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK | 48 |
| ITEM 8. | FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA | 49 |
| ITEM 9. | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE | 49 |
| ITEM 9A. | CONTROLS AND PROCEDURES | 49 |
| ITEM 9B. | OTHER INFORMATION | 50 |
| | **PART III** | |
| ITEM 10. | DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE | 51 |
| ITEM 11. | EXECUTIVE COMPENSATION | 51 |
| ITEM 12. | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS | 51 |
| ITEM 13. | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENENCE | 51 |
| ITEM 14. | PRINCIPAL ACCOUNTANT FEES AND SERVICES | 51 |
| | **PART IV** | |
| ITEM 15. | EXHIBITS AND FINANCIAL STATEMENT SCHEDULES | 52 |
| SIGNATURES | | 54 |
| INDEX TO CONSOLIDATED FINANCIAL STATEMENTS | | F-1 |


**Statements Regarding Forward-Looking Statements**

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements relating to our future economic performance, plans and objectives for future operations, and projections of revenue and other financial items are based on our beliefs as well as assumptions made by and information currently available to us. Actual results could differ materially from those currently anticipated as a result of a number of factors, including those discussed in Item 1A. Risk Factors.

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## PART I

**Item 1.** ***Business***

### Introduction

### Our Company

We are the largest recreational boat dealer in the United States. Through 90 retail locations in Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Maryland, Minnesota, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, South Carolina, Tennessee, Texas, and Utah, we sell new and used recreational boats, including pleasure and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat financing, insurance, and extended service contracts; provide repair and maintenance services; offer boat and yacht brokerage services; and, where available, offer slip and storage accommodations.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Meridian, Cabo, and Hatteras recreational boats and yachts, all of which are manufactured by Brunswick Corporation. Sales of new Brunswick boats accounted for approximately 57% of our revenue in fiscal 2007. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe our sales represented in excess of 12% of all Brunswick marine sales, including approximately 46% of its Sea Ray boat sales, during our 2007 fiscal year. Through operating subsidiaries, we are a party to dealer agreements with Brunswick covering these products and are the exclusive dealer of each in our geographic market. We also have the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle). We have distribution rights for Meridian Yachts in most of our geographic markets, excluding Arizona, California, Colorado, Nevada, and Utah. We are the exclusive dealer for Italy-based Ferretti Group for Ferretti Yachts, Pershing, Riva, Apreamare, and Mochi Craft mega-yachts, yachts, and other recreational boats for the United States, Canada, and the Bahamas. We also are the exclusive dealer for Bertram in the United States (excluding the Florida peninsula and Texas), Canada, and the Bahamas. We are the exclusive dealer for Italy-based Azimut-Benetti Group for Azimut and Atlantis mega-yachts, yachts, and other recreational boats for the Northeast United States from Maryland to Maine and the exclusive dealer for Cabo Yachts throughout the state of Florida.

We commenced operations as a result of the March 1, 1998 acquisition of five previously independent recreational boat dealers. Since that time, we have acquired 20 additional previously independent recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations. We capitalize on the experience and success of the acquired companies in order to establish a new national standard of customer service and responsiveness in the highly fragmented retail boating industry. As a result of our emphasis on premium brand boats, our average selling price for a new boat in fiscal 2007 was approximately $115,000, a decrease of approximately 1% from fiscal 2006, compared with the industry average calendar 2006 selling price of approximately $33,000 based on industry data published by the National Marine Manufacturers Association. Our stores, which operated at least 12 months, averaged approximately $15.2 million in annual sales in fiscal 2007. We consider a store to be one or more retail locations that are adjacent or operate as one entity. For the fiscal year ended September 30, 2007, we had revenue in excess of $1.25 billion, income from operations of $54.5 million, and net income of $20.1 million. Our same-store sales decreased less than 1% in fiscal 2007 and has averaged an increase of approximately 11% for the last five years.

We adopt the best practices developed by us and our acquired companies as appropriate to enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence. We believe that our full range of services, no haggle sales approach, prime retail locations, premium product offerings, extensive facilities, strong management and team members, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages that enable us to be more responsive to the needs of existing and prospective customers.

The U.S. recreational boating industry generated approximately $39.5 billion in retail sales in calendar 2006, including sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new boats, engines, trailers, and accessories accounted for approximately $30.7 billion of these sales in 2006 based on industry data from the National Marine Manufacturers Association. The highly fragmented retail boating industry generally consists of small dealers that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many small dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers and demanded by customers. We also believe that many dealers lack an exit strategy for their owners. We believe these factors contribute to our opportunity.

**Strategy**

Our goal is to enhance our position as the nation's leading recreational boat dealer. Key elements of our operating and growth strategy include the following:

- emphasizing customer satisfaction and loyalty by creating an overall enjoyable boating experience, beginning with a hassle-free purchase process, superior customer service, and premier facilities;
- achieving efficiencies and synergies among our operations to enhance internal growth and profitability;
- emphasizing employee training and development;
- offering additional products and services, including those involving higher profit margins;
- pursuing strategic acquisitions to capitalize upon the consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealers and related operations and improving their performance and profitability through the implementation of our operating strategies;
- opening additional retail facilities in our existing and new territories;
- promoting national brand name recognition and the MarineMax connection;
- expanding our Internet retail operations and marketing;
- emphasizing the "best practices" developed by us and our acquired dealers as appropriate throughout our dealerships;
- operating with a decentralized approach to the operational management of our dealerships; and
- utilizing technology throughout operations, which facilitates the interchange of information and enhances cross-selling opportunities throughout our company.

**Development of the Company; Expansion of Business**

MarineMax was founded in January 1998. MarineMax itself, however, conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998, and we completed our initial public offering in June 1998. Since the initial acquisitions in March 1998, we have acquired 20 additional recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations. Each of our acquired dealers is continuing its operations under the MarineMax name as a wholly owned operating subsidiary of our company.

We continually attempt to expand our business by providing a full range of services, offering extensive and high-quality product lines, maintaining prime retail locations, pursuing the MarineMax Value Price sales approach, and emphasizing the highest level of customer service and customer satisfaction.

We also evaluate opportunities to expand our operations by acquiring recreational boat dealers to expand our geographic scope; expanding our product lines; opening new retail locations within our existing territories; and providing new products and services for our customers.

Acquisitions of additional recreational boat dealers represent an important strategy in our goal to enhance our position as the nation's leading retailer of recreational boats. The following table sets forth information regarding the businesses that we have acquired and their geographic regions.

| Acquired Corporation | Acquisition Date | Geographic Region |
|---|---|---|
| Bassett Boat Company of Florida | March 1998 | Southeast Florida |
| Louis DelHomme Marine | March 1998 | Dallas and Houston, Texas |
| Gulfwind USA, Inc. | March 1998 | West Central, Florida |
| Gulfwind South, Inc. | March 1998 | Southwest Florida |
| Harrison's Boat Center, Inc. and Harrison's Marine Centers of Arizona, Inc. | March 1998 | Northern California and Arizona |
| Stovall Marine, Inc. | April 1998 | Georgia |
| Cochran's Marine, Inc. and C & N Marine Corporation | July 1998 | Minnesota |
| Sea Ray of North Carolina, Inc. | July 1998 | North and South Carolina |
| Brevard Boat Company | September 1998 | East Central Florida |
| Sea Ray of Las Vegas | September 1998 | Nevada |
| Treasure Cove Marina, Inc. | September 1998 | Northern Ohio |
| Woods & Oviatt, Inc. | October 1998 | Southeast Florida |
| Boating World | February 1999 | Dallas, Texas |
| Merit Marine, Inc. | March 1999 | Southern New Jersey |
| Suburban Boatworks, Inc. | April 1999 | Central New Jersey |
| Hansen Marine, Inc. | August 1999 | Northeast Florida |
| Duce Marine, Inc. | December 1999 | Utah |
| Clark's Landing, Inc. (selected New Jersey locations and operations) | April 2000 | Northern New Jersey |
| Associated Marine Technologies, Inc. | January 2001 | Southeast Florida |
| Gulfwind Marine Partners, Inc. | April 2002 | West Florida |
| Seaside Marine, Inc. | July 2002 | Southern California |
| Sundance Marine, Inc. | June 2003 | Colorado |
| Killinger Marine Center, Inc. and Killinger Marine Center of Alabama, Inc. | September 2003 | Northwest Florida and Alabama |
| Emarine International, Inc. and Steven Myers, Inc. | October 2003 | Southeast Florida |
| Imperial Marine | June 2004 | Baltimore, Maryland |
| Port Jacksonville Marine | June 2004 | Northeast Florida |
| Port Arrowhead Marina, Inc. | January 2006 | Missouri, Oklahoma |
| Great American Marina(1) | February 2006 | West Florida |
| Surfside — 3 Marina, Inc. | March 2006 | Connecticut, Maryland, New York, Rhode Island |

(1) Joint venture

Apart from acquisitions, we have opened 22 new retail locations in existing territories, excluding those opened on a temporary basis for a specific purpose. We also monitor the performance of our retail locations and close retail locations that do not meet our expectations. Based on these factors, we have closed nine retail locations since March 1998, excluding those opened on a temporary basis for a specific purpose.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information; conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

In addition to acquiring recreational boat dealers and opening new retail locations, we also add new product lines to expand our operations. The following table sets forth various product lines that we have added to our existing locations:

| Product Line | Fiscal Year | Geographic Regions |
|---|---|---|
| Boston Whaler | 1997 | West Central Florida; Stuart, Florida; Dallas, Texas |
| Hatteras Yachts | 1999 | Florida (excluding the Florida panhandle) |
| Boston Whaler | 2000 | North Palm Beach, Florida |
| Baja | 2001 | Houston, Texas and Las Vegas, Nevada |
| Meridian Yachts | 2002 | Florida, Georgia, North and South Carolina, New Jersey, Ohio, Minnesota, Texas, and Delaware |
| Grady White | 2002 | Houston, Texas |
| Hatteras Yachts | 2002 | Texas |
| Boston Whaler | 2004 | North and South Carolina |
| Ferretti Yachts, Pershing, Riva, Apreamare and Mochi Craft | 2004 | United States, Canada, the Bahamas, and Mexico |
| Bertram | 2004 | United States (excluding the Florida peninsula and portions of New England), Canada, and the Bahamas |
| Princecraft | 2004 | Minnesota |
| Baja | 2005 | Tempe, Arizona, Colorado, Dallas, Texas, and Utah |
| Boston Whaler | 2005 | Houston and Dallas, Texas |
| Meridian Yachts | 2005 | Chattanooga, Tennessee |
| Tracker Marine | 2005 | Las Vegas, Nevada |
| Azimut | 2006 | Northeast United States from Maryland to Maine |
| Atlantis | 2006 | Northeast United States from Maryland to Maine |
| Cabo | 2006 | West coast of Florida |
| Laguna | 2006 | Connecticut, Delaware, Florida, Maryland, New Jersey, New York, and Texas |
| Cabo | 2007 | East coast of Florida |

As we add a brand, we believe we are offering a migration for our existing customer base or filling a gap in our product offerings. As a result, we do not believe that new product offerings will compete with or cannibalize the business generated from our other prominent brands.

We plan to continue to expand our business through acquisitions in new geographical territories, new store openings in existing territories, and new product lines. In addition, we plan to continue to expand other services, including conducting used boat sales; offering yacht and boat brokerage services; offering our customers the ability to finance new or used boats; offering extended service contracts; arranging insurance coverage, including boat property, credit-life, accident, disability, and casualty coverage; selling related marine products, including engines, trailers, parts, and accessories; providing maintenance and repair services at our retail locations and at stand-alone service facilities; and expanding our ability to provide slip and storage accommodations.

We maintain our executive offices at 18167 U.S. Highway 19 North, Suite 300, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998. Unless the context otherwise requires, all references to "MarineMax" mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers in March 1998 (including their related real estate companies) and all references to the "Company," "our company," "we," "us," and "our" mean, as a combined company; MarineMax, Inc. and the 20 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair operations acquired to date (the "acquired dealers," and together with the brokerage and repair operations, "operating subsidiaries" or the "acquired companies").

Our website is located at *www.MarineMax.com*. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K; our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominating/Corporate Governance Committees; our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NYSE regulations. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices.

## BUSINESS

### General

We are the largest recreational boat dealer in the United States. Through 90 retail locations in Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Maryland, Minnesota, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, South Carolina, Tennessee, Texas, and Utah, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), and fishing boats, with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat and yacht financing, insurance, and extended service contracts; provide repair and maintenance services; offer boat and yacht brokerage services; and, where available, slip and storage accommodations.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Meridian, Cabo, and Hatteras recreational boats and yachts, all of which are manufactured by Brunswick Corporation. Sales of new Brunswick boats accounted for approximately 57% of our revenue in fiscal 2007. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe our sales represented in excess of 12% of all Brunswick marine sales, including approximately 46% of its Sea Ray boat sales, during our 2007 fiscal year. Through operating subsidiaries, we are a party to dealer agreements with Brunswick covering these products and are the exclusive dealer of each in our geographic market. We also have the right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle). We have distribution rights for Meridian Yachts in most of our geographic markets, excluding Arizona, California, Colorado, Nevada, and Utah. We are the exclusive dealer for Italy-based Ferretti Group for Ferretti Yachts, Pershing, Riva, Apreamare, and Mochi Craft mega-yachts, yachts, and other recreational boats for the United States, Canada, and the Bahamas. We also are the exclusive dealer for Bertram in the United States (excluding the Florida peninsula and Texas), Canada, and the Bahamas. We are the exclusive dealer for Italy-based Azimut-Benetti Group for Azimut and Atlantis mega-yachts, yachts, and other recreational boats for the Northeast United States from Maryland to Maine and the exclusive dealer for Cabo Yachts throughout the state of Florida.

### U.S. Recreational Boating Industry

The total U.S. recreational boating industry generated approximately $39.5 billion in retail sales in calendar 2006, including retail sales of new and used recreational boats; marine products, such as engines, trailers, parts, and accessories; and related boating expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new boats, engines, trailers, and accessories accounted for approximately $30.7 billion of such sales in 2006. Retail recreational boating sales were $17.9 billion in the late 1980s, but declined to a low of $10.3 billion in 1992 based on industry data published by the National Marine Manufacturers Association. We believe this decline was attributable to several factors, including a recession, the Gulf War, and the imposition throughout 1991 and 1992 of a luxury tax on boats sold at prices in excess of $100,000. The luxury tax was repealed in 1993 and, with the exception of 1998 and 2003, retail recreational boating sales have increased every year through 2006. We believe that, based on the current challenging retail environment, recreational boat sales will decline during calendar 2007.

The recreational boat retail market remains highly fragmented with little consolidation having occurred to date and consists of numerous boat retailers, most of which are small companies owned by individuals that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many boat retailers are encountering increased pressure from boat manufacturers to improve their levels of service and systems, increased competition from larger national retailers in certain product lines, and, in certain cases, business succession issues.

### Strategy

Our goal is to enhance our position as the nation's leading recreational boat dealer. Key elements of our strategy include the following.

*Emphasizing Customer Satisfaction and Loyalty.* We seek to achieve a high level of customer satisfaction and establish long-term customer loyalty by creating an overall enjoyable boating experience beginning with a hassle-free purchase process. We further enhance and simplify the purchase process by helping to arrange financing and insurance at our retail locations with competitive terms and streamlined turnaround. We offer the customer a thorough in-water orientation of boat operations where available, as well as ongoing boat safety, maintenance, and use seminars and demonstrations for the customer's entire family. We also continue our customer service after the sale by leading and sponsoring MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events to provide our customers with pre-arranged opportunities to enjoy the pleasures of the boating lifestyle. We also endeavor to provide superior maintenance and repair services, often through mobile service at the customer's wet slip and with extended service department hours and emergency service availability, that minimize the hassles of boat maintenance.

*Emphasizing Best Practices.* We emphasize the "best practices" developed by us and our acquired dealers as appropriate throughout our locations. As an example, we follow a no-haggle sales approach at each of our dealerships. Under the MarineMax Value-Price approach, we sell our boats at posted prices, generally representing a discount from the manufacturer's suggested retail price, thereby eliminating the anxieties of price negotiations that occur in most boat purchases. In addition, we adopt, where beneficial, the best practices developed by us and our acquired dealers in terms of location, design, layout, product purchases, maintenance and repair services (including extended service hours and mobile or dockside services), product mix, employee training, and customer education and services.

*Achieving Operating Efficiencies and Synergies.* We strive to increase the operating efficiencies of and achieve certain synergies among our dealerships in order to enhance internal growth and profitability. We centralize various aspects of certain administrative functions at the corporate level, such as accounting, finance, insurance coverage, employee benefits, marketing, strategic planning, legal support, purchasing and distribution, and management information systems. Centralization of these functions reduces duplicative expenses and permits the dealerships to benefit from a level of scale and expertise that would otherwise be unavailable to each dealership individually. We also seek to realize cost savings from reduced inventory carrying costs as a result of purchasing boat inventories on a national level and directing boats to dealership locations that can more readily sell such boats; lower financing costs through our credit sources; and volume purchase discounts and rebates for certain marine products, supplies, and advertising. The ability of our retail locations to offer the complementary services of our other retail locations, such as offering customer excursion opportunities, providing maintenance and repair services at the customer's boat location, and giving access to a larger inventory, increases the competitiveness of each retail location. By centralizing these types of activities, our store managers have more time to focus on the customer and the development of their teams.

*Offering Additional Products and Services, Including Those Involving Higher Profit Margins.* We plan to continue to offer additional product lines and services throughout our dealerships or, when appropriate, in selected dealerships. We are offering throughout our dealerships product lines that previously have been offered only at certain of our locations. We also may obtain additional product lines through the acquisition of distribution rights directly from manufacturers and the acquisition of dealerships with distribution rights. We have increased our used boat sales and yacht brokerage services through an increased emphasis on these activities, cooperative efforts among our dealerships, and the use of the Internet. We also plan to continue to grow our financing and insurance, parts and accessories, service, and boat storage businesses to better serve our customers and thereby increase revenue and improve profitability of these higher margin businesses.

*Pursuing Strategic Acquisitions.* We capitalize upon the significant consolidation opportunities available in the highly fragmented recreational boat dealer industry by acquiring independent dealers and improving their performance and profitability through the implementation of our operating strategies. The primary acquisition focus is on well-established, high-end recreational boat dealers in geographic markets not currently served by us, particularly geographic markets with strong boating demographics, such as areas within the coastal states and the Great Lakes region. We also may seek to acquire boat dealers that, while located in attractive geographic markets, have not been able to realize favorable market share or profitability and that can benefit substantially from our systems and operating strategies. We may expand our range of product lines, service offerings, and market penetration by acquiring companies that distribute recreational boat product lines or boating-related services different from those we currently offer. As a result of our considerable industry experience and relationships, we believe we are well positioned to identify and evaluate acquisition candidates and assess their growth prospects, the quality of their management teams, their local reputation with customers, and the suitability of their locations. We believe we are regarded as an attractive acquiror by boat dealers because of (1) the historical performance and the experience and reputation of our management team within the industry; (2) our decentralized operating strategy, which generally enables the managers of an acquired dealer to continue their involvement in dealership operations; (3) the ability of management and employees of an acquired dealer to participate in our growth and expansion through potential stock ownership and career advancement opportunities; and (4) the ability to offer liquidity to the owners of acquired dealers through the receipt of common stock or cash. We have entered into an agreement regarding acquisitions with the Sea Ray Division of Brunswick. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement, as further described in "Business — Brunswick Agreement Relating to Acquisitions."

*Opening New Facilities.* We intend to continue to establish additional retail facilities in our existing and new markets. We believe that the demographics of our existing geographic territories support the opening of additional facilities, and we have opened 22 new retail facilities, excluding those opened on a temporary basis for a specific purpose, since our formation in January 1998. We also plan to reach new customers through various innovative retail formats developed by us, such as mall stores and floating retail facilities. Our mall store concept is unique to the boating industry and is designed to draw mall traffic, thereby providing exposure to boating for the non-boating public as well as displaying our new product offerings to boating enthusiasts. Floating retail facilities place the sales facility, with a customer reception area and sales offices, on or anchored to a dock in a marina and use adjacent boat slips to display our new and used boats in areas of high boating activity. We continually monitor the performance of our retail locations and close retail locations that do not meet our expectations or that were opened for a specific purpose that is no longer relevant. Since March 1998, we have closed nine retail locations, excluding those opened on a temporary basis for a specific purpose.

*Promoting Brand Name Recognition and the MarineMax Connection.* We are promoting our brand name recognition to take advantage of our status as the nation's only coast-to-coast marine retailer. This strategy also recognizes that many existing and potential customers who reside in Northern markets and vacation for substantial periods in Southern markets will prefer to purchase and service their boats from the same well-known company. We refer to this strategy as the "MarineMax Connection." As a result, our signage emphasizes the MarineMax name at each of our locations, and we conduct national advertising in various print and other media.

*Utilization of the Internet.* Our web initiative, *www.MarineMax.com*, provides customers with the ability to learn more about our company and our products. Our website generates direct sales and provides our stores with leads to potential customers for new and used boats and brokerage services. We also plan to expand our ability to offer financing and parts and accessories on our website.

*Emphasizing Employee Training and Development.* To promote continued internal growth, we devote substantial efforts to train our employees to understand our core retail philosophies, which focus on making the purchase of a boat and its subsequent use as hassle-free and enjoyable as possible. Through our MarineMax University, or MMU, we teach our retail philosophies to existing and new employees at various locations and online, through MMU-online. MMU is a modularized and instructor-led educational program that focuses on our retailing philosophies and provides instruction on such matters as the sales process, customer service, F&I, accounting, leadership, and human resources.

*Operating with Decentralized Management.* We maintain a generally decentralized approach to the operational management of our dealerships. The decentralized management approach takes advantage of the extensive experience of local managers, enabling them to implement policies and make decisions, including the appropriate product mix, based on the needs of the local market. Local management authority also fosters responsive customer service and promotes long-term community and customer relationships. In addition, the centralization of certain administrative functions at the corporate level enhances the ability of local managers to focus their efforts on day-to-day dealership operations and the customers.

*Utilizing Technology Throughout Operations.* We believe that our management information system, which currently is being utilized by each operating subsidiary and was developed over a number of years through cooperative efforts with a common vendor, enhances our ability to integrate successfully the operations of our operating subsidiaries and future acquired dealers. The system facilitates the interchange of information and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting, budgeting, and sales management. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of boats company-wide, locates boats needed to satisfy particular customer requests, and monitors the maintenance and service needs of customers' boats. Our representatives also utilize the computer system to assist in arranging customer financing and insurance packages. Our managers use a web-based tool to access essentially all financial and operational data from anywhere at any time.

**Products and Services**

We offer new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. While we sell a broad range of new and used boats, we focus on premium brand products. In addition, we assist in arranging related boat financing, insurance, and extended service contracts; provide boat maintenance and repair services; provide boat brokerage services; and offer slip and storage accommodations.

***New Boat Sales***

We primarily sell recreational boats, including pleasure boats and fishing boats. The principal products we offer are manufactured by Brunswick, the leading worldwide manufacturer of recreational boats, including Sea Ray pleasure boats; Boston Whaler and Laguna fishing boats; Meridian Yachts; Cabo Yachts; and Hatteras Yachts. In fiscal 2007, we derived approximately 57% of our revenue from the sale of new boats manufactured by Brunswick. We believe that we represented in excess of 12% of all of Brunswick's marine product sales during that period. We also sell mega-yachts, yachts, and other recreational boats manufactured by Bertram and the Italy-based Ferretti Group, including Ferretti Yachts, Pershing, Riva, Apreamare, and Mochi Craft. Certain of our dealerships also sell luxury yachts, fishing boats, and pontoon boats provided by other manufacturers, including Italy-based Azimut. During fiscal 2007, new boat sales accounted for approximately 68.2% of our revenue.

We offer recreational boats in most market segments, but have a particular focus on premium quality pleasure boats and yachts as reflected by our fiscal 2007 average new boat sales price of approximately $115,000, a decrease of approximately 1% from fiscal 2006, compared with an estimated industry average calendar 2006 selling price of approximately $33,000 based on industry data published by the National Marine Manufacturers Association. Given our locations in some of the more affluent, offshore boating areas in the United States and emphasis on high levels of customer service, we sell a relatively higher percentage of large recreational boats, such as mega-yachts, yachts, and sport cruisers. We believe that the product lines we offer are among the highest quality within their respective market segments, with well-established trade-name recognition and reputations for quality, performance, and styling.

The following table is illustrative of the range and approximate manufacturer suggested retail price range of new boats that we offer, but is not all inclusive:

**Manufacturer Suggested**

| Product Line and Trade Name | Overall Length | Manufacturer Suggested Retail Price Range |
|---|---|---|
| **Motor Yachts** | | |
| Hatteras Motor Yachts | 64′ to 100′ | $3,000,000 to $10,000,000+ |
| Ferretti | 46′ to 88′ | 1,100,000 to 9,000,000+ |
| Azimut | 43′ to 116′ | 790,000 to 10,600,000+ |
| **Convertibles** | | |
| Hatteras Convertibles | 54′ to 77′ | 2,300,000 to 7,000,000+ |
| Bertram | 36′ to 70′ | 525,000 to 5,000,000+ |
| Cabo | 32′ to 52′ | 475,000 to 1,850,000+ |
| **Pleasure Boats** | | |
| Sea Ray | 17′ to 60′ | 21,000 to 2,500,000 |
| Meridian | 36′ to 59′ | 300,000 to 1,600,000 |
| **Fishing Boats** | | |
| Boston Whaler | 11′ to 36′ | 8,000 to 325,000 |
| Grady White | 18′ to 36′ | 40,000 to 500,000 |
| Laguna | 18′ to 24′ | 25,000 to 55,000 |
| **Specialty Boats & Yachts** | | |
| Pershing | 50′ to 90′ | 1,650,000 to 10,250,000+ |
| Riva | 33′ to 75′ | 700,000 to 5,600,000+ |
| Apreamare | 25′ to 65′ | 350,000 to 3,700,000+ |
| Mochi Craft | 44′ to 74′ | 1,275,000 to 5,025,000+ |

*Motor Yachts.* Hatteras Yachts, Ferretti Group, and Azimut are three of the world's premier yacht builders. The motor yacht product lines typically include state-of-the-art designs with live-aboard luxuries. The Hatteras series offers a flybridge with extensive guest seating; covered aft deck, which may be fully or partially enclosed, providing the boater with additional living space; an elegant salon; and multiple staterooms for accommodations. Ferretti is known for its European styling, speed, performance, and offers luxurious salon/galley arrangements and multiple staterooms with private heads. Azimut yachts are known for their Americanized open layout with Italian design, powerful performance, and accuracy. The luxurious interiors of Azimut yachts are accented by windows and multiple accommodations that have been designed for comfort.

*Convertibles.* Hatteras Yachts, Bertram Yachts, and Cabo Yachts are three of the world's premier convertible yacht builders and offer state-of-the-art designs with live-aboard luxuries. Convertibles are primarily fishing vessels, which are well equipped to meet the needs of even the most serious tournament-class competitor. The Hatteras series features interiors that offer luxurious salon/galley arrangements, multiple staterooms with private heads, and a cockpit that includes a bait and tackle center, fishbox, and freezer. The Bertram series feature interiors that offer spacious living room and salon/galley arrangements, multiple staterooms with private heads, and a cockpit that includes storage for big catches, ample prep area, open sink area, live-bait storage, and stand-up rod storage. The Cabo series is known for spacious cockpits and accessibility to essentials, such as bait chests, livewells, bait prep centers, and tackle lockers. Cabo interiors offer elegance, highlighted by teak woodwork, halogen lighting, and ample storage areas.

*Pleasure Boats.* Sea Ray and Meridian pleasure boats target both the luxury and the family recreational boating markets and come in a variety of configurations to suit each customer's particular recreational boating style. Sea Ray sport yachts and yachts serve the luxury segment of the recreational boating market and include top-of-the line living accommodations with a salon, a fully equipped galley, and multiple staterooms. Sea Ray sport yachts and yachts are available in cabin, bridge cockpit, and cruiser models. Sea Ray sport boat and sport cruiser models are designed for performance and dependability to meet family recreational needs and include many of the features and accommodations of Sea Ray's sport yacht and yacht models. Meridian sport yachts and yachts are known for their solid performance and thoughtful use of space with 360-degree views and spacious salon, galley, and stateroom accommodations. Meridian sport yachts and yachts are available in sedan, motoryacht, and pilothouse models. All Sea Ray and Meridian pleasure boats feature custom instrumentation that may include an electronics package; various hull, deck, and cockpit designs that can include a swim platform; bow pulpit and raised bridge; and various amenities, such as swivel bucket helm seats, lounge seats, sun pads, wet bars, built-in ice chests, and refreshment centers. Most Sea Ray and Meridian pleasure boats feature Mercury or MerCruiser engines.

*Fishing Boats.* The fishing boats we offer, such as Boston Whaler, Laguna, and Grady White, range from entry level models to advanced models designed for fishing and water sports in lakes, bays, and off-shore waters, with cabins with limited live-aboard capability. The fishing boats typically feature livewells, in-deck fishboxes, rodholders, rigging stations, cockpit coaming pads, and fresh and saltwater washdowns.

*Specialty Boats.* Pershing, Riva, Apreamare, and Mochi Craft specialty boats and yachts are known for exceptional quality, design, and innovation and are considered premium products in their respective segments. The Pershing series is considered a perfect blend of high performance, luxury, and the comfort of perfectly blended interior space. The Riva series is considered by those who want the best, expect the best, and live the best as the luxury boat of choice. The Apreamare series is considered one of the most exciting and most desirable express cruisers on the market with an unparalleled European design. The Mochi Craft series is an old-style revolution that rediscovers the natural lines of the 1950s.

### *Used Boat Sales*

We sell used versions of the new makes and models we offer and, to a lesser extent, used boats of other makes and models generally taken as trade-ins. During fiscal 2007, used boat sales accounted for approximately 18.8% of our revenue, and approximately 75% of the used boats we sold were Brunswick models.

Our used boat sales depend on our ability to source a supply of high-quality used boats at attractive prices. We acquire substantially all of our used boats through customer trade-ins. We intend to continue to increase our used boat business as a result of the increased availability of quality used boats generated from our expanding sales efforts, the increasing number of used boats that are well-maintained through our service initiatives, our ability to market used boats throughout our combined dealership network to match used boat demand, and the experience of our yacht brokerage operations. Additionally, substantially all of our used boat inventory is posted on our web site, www MarineMax.com, which expands the awareness and availability of our products to a large audience of boating enthusiasts.

At most of our retail locations, we offer the Sea Ray Legacy warranty plan available for used Sea Ray boats less than six years old. The Legacy plan applies to each qualifying used Sea Ray boat, which has passed a 48-point inspection, and provides protection against failure of most mechanical parts for up to three years. We believe that the Sea Ray Legacy warranty plan, which is only available for used Sea Ray boats purchased from a Sea Ray dealer, enhances our sales of used Sea Ray boats by motivating purchasers of used Sea Ray boats to purchase only from a Sea Ray dealer and motivating sellers of Sea Ray boats to sell through a Sea Ray dealer.

### *Marine Engines, Related Marine Equipment, and Boating Accessories*

We offer marine engines and propellers, substantially all of which are manufactured by Mercury Marine, a division of Brunswick. We sell marine engines and propellers primarily to retail customers as replacements for their existing engines or propellers. Mercury Marine has introduced various new engine models that reduce engine emissions to comply with current Environmental Protection Agency requirements. See "Business — Environmental and Other Regulatory Issues." An industry leader for almost six decades, Mercury Marine specializes in state-of-the-art marine propulsion systems and accessories. Many of our operating subsidiaries have been recognized by Mercury Marine as "Premier Service Dealers." This designation is generally awarded based on meeting certain standards and qualifications.

We also sell related marine parts and accessories, including oils, lubricants, steering and control systems, corrosion control products, engine care, maintenance, and service products (primarily Mercury Marine's Quicksilver line); high-performance accessories (such as propellers) and instruments; and a complete line of boating accessories, including life jackets, inflatables, and water sports equipment. We also offer novelty items, such as shirts, caps, and license plates bearing the manufacturer's or dealer's logo.

The sale of marine engines, related marine equipment, and boating accessories accounted for approximately 3.2% of our fiscal 2007 revenue.

### *Maintenance, Repair, and Storage Services*

Providing customers with professional, prompt maintenance and repair services is critical to our sales efforts and contributes to our profitability. We provide maintenance and repair services at most of our retail locations, with extended service hours at certain of our locations. In addition, in many of our markets, we provide mobile maintenance and repair services at the location of the customer's boat. We believe that this service commitment is a competitive advantage in the markets in which we compete and is critical to our efforts to provide a trouble-free boating experience. To further this commitment, in certain of our markets, we have opened stand-alone maintenance and repair facilities in locations that are more convenient for our customers and that increase the availability of such services. We also believe that our maintenance and repair services contribute to strong customer relationships and that our emphasis on preventative maintenance and quality service increases the potential supply of well-maintained boats for our used boat sales.

We perform both warranty and non-warranty repair services, with the cost of warranty work reimbursed by the manufacturer in accordance with the manufacturer's warranty reimbursement program. For warranty work, most manufacturers, including Brunswick, reimburse a percentage of the dealer's posted service labor rates, with the percentage varying depending on the dealer's customer satisfaction index rating and attendance at service training courses. We derive the majority of our warranty revenue from Brunswick products, as Brunswick products comprise the majority of products sold. Certain other manufacturers reimburse warranty work at a fixed amount per repair. Because boat manufacturers permit warranty work to be performed only at authorized dealerships, we receive substantially all of the warranted maintenance and repair work required for the new boats we sell. The third-party extended warranty contracts we offer also result in an ongoing demand for our maintenance and repair services for the duration of the term of the extended warranty contract.

Our maintenance and repair services are performed by manufacturer-trained and certified service technicians. In charging for our mechanics' labor, many of our dealerships use a variable rate structure designed to reflect the difficulty and sophistication of different types of repairs. The percentage markups on parts are similarly based on manufacturer suggested prices and market conditions for different parts.

At many of our locations, we offer boat storage services, including in-water slip storage and inside and outside land storage. These storage services are offered at competitive market rates and include in-season and winter storage.

Maintenance, repair, and storage services accounted for approximately 5.0% of our revenue during fiscal 2007. This includes warranty and non-warranty services.

### *F&I Products*

At each of our retail locations, we offer our customers the ability to finance new or used boat purchases and to purchase extended service contracts and arrange insurance coverage, including boat property, credit life, and accident, disability, and casualty insurance coverage (collectively, "F&I").

We have relationships with various national marine product lenders under which the lenders purchase retail installment contracts evidencing retail sales of boats and other marine products that are originated by us in accordance with existing pre-sale agreements between us and the lenders. These arrangements permit us to receive a portion of the finance charges expected to be earned on the retail installment contract based on a variety of factors, including the credit standing of the buyer, the annual percentage rate of the contract charged to the buyer, and the lender's then current minimum required annual percentage rate charged to the buyer on the contract. This participation is subject to repayment by us if the buyer prepays the contract or defaults within a designated time period, usually 90 to 180 days. To the extent required by applicable state law, our dealerships are licensed to originate and sell retail installment contracts financing the sale of boats and other marine products.

We also offer third-party extended service contracts under which, for a predetermined price, we provide all designated services pursuant to the service contract guidelines during the contract term at no additional charge to the customer above a deductible. While we sell all new boats with the boat manufacturer's standard hull warranty of generally five years and standard engine warranty of generally one year, extended service contracts provide additional coverage beyond the time frame or scope of the manufacturer's warranty. Purchasers of used boats generally are able to purchase an extended service contract, even if the selected boat is no longer covered by the manufacturer's warranty. Generally, we receive a fee for arranging an extended service contract. Most required services under the contracts are provided by us and paid for by the third-party contract holder.

We also are able to assist our customers with the opportunity to purchase credit life insurance; accident and disability insurance, and property and casualty insurance. Credit life insurance policies provide for repayment of the boat financing contract if the purchaser dies while the contract is outstanding. Accident and disability insurance policies provide for payment of the monthly contract obligation during any period in which the buyer is disabled. Property and casualty insurance covers loss or damage to the boat. We do not act as an insurance broker or agent or issue insurance policies on behalf of insurers. We, however, provide marketing activities and other related services to insurance companies and brokers for which we receive marketing fees. One of our strategies is to generate increased marketing fees by offering more competitive insurance products.

During fiscal 2007, fee income generated from F&I products accounted for approximately 3.6% of our revenue. We believe that our customers' ability to obtain competitive financing quickly and easily at our dealerships complements our ability to sell new and used boats. We also believe our ability to provide customer-tailored financing on a "same-day" basis gives us an advantage over many of our competitors, particularly smaller competitors that lack the resources to arrange boat financing at their dealerships or that do not generate sufficient volume to attract the diversity of financing sources that are available to us.

***Brokerage Services***

Through employees or subcontractors that are licensed boat or yacht brokers, we offer boat or yacht brokerage services at most of our retail locations. For a commission, we offer for sale brokered boats or yachts, listing them on the "BUC" system, and advising our other retail locations of their availability through our integrated computer system and posting them on our web site, www.MarineMax.com. The BUC system, which is similar to a real estate multiple listing service, is a national boat or yacht listing service of approximately 900 brokers maintained by BUC International. Often sales are co-brokered, with the commission split between the buying and selling brokers. We believe that our access to potential used boat customers and methods of listing and advertising customers' brokered boats or yachts is more extensive than is typical among brokers. In addition to generating revenue from brokerage commissions, our brokerage services also enable us to offer a broad array of used boats or yachts without increasing related inventory costs. During fiscal 2007, brokerage services accounted for approximately 1.2% of our revenue.

Our brokerage customers generally receive the same high level of customer service as our new and used boat customers. Our waterfront retail locations enable in-water demonstrations of an on-site brokered boat. Our maintenance and repair services, including mobile service, also are generally available to our brokerage customers. The purchaser of a boat brokered through us also can take advantage of MarineMax Getaways! weekend and day trips and other rendezvous gatherings and in-water events, as well as boat operation and safety seminars. We believe that the array of services we offer are unique in the brokerage business.

**Retail Locations**

We sell our recreational boats and other marine products and offer our related boat services through 90 retail locations in Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Maryland, Minnesota, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, South Carolina, Tennessee, Texas, and Utah. Each retail location generally includes an indoor showroom (including some of the industry's largest indoor boat showrooms) and an outside area for displaying boat inventories, a business office to assist customers in arranging financing and insurance, and maintenance and repair facilities.

Many of our retail locations are waterfront properties on some of the nation's most popular boating locations, including the Delta Basin, Newport Harbor, and Mission Bay in California; Norwalk Harbor in Connecticut; multiple locations on the Intracoastal Waterway, the Atlantic Ocean, Biscayne Bay, Boca Ciega Bay, Naples Bay (next to the Gulf of Mexico), Tampa Bay, and the Caloosahatchee River in Florida; Lake Lanier and Lake Altoona in Georgia; Chesapeake Bay in Maryland; Leech Lake and the St. Croix River in Minnesota; Lake of the Ozarks, Table Rock Lake, and the Mississippi River in Missouri; Barnegat Bay, the Delaware River, the Hudson River, Lake Hopatcong, Little Egg Harbor, and the Manasquan River in New Jersey; Great Sound Bay, the Hudson River, and Huntington Harbor in New York; the Intracoastal Waterway in North Carolina; Lake Erie in Ohio; Grand Lake in Oklahoma; Myrtle Beach in South Carolina; Tennessee River in Tennessee; and Clear Lake, Lake Conroe, and Lake Lewisville in Texas. Our waterfront retail locations, most of which include marina-type facilities and docks at which we display our boats, are easily accessible to the boating populace, serve as in-water showrooms, and enable the sales force to give customers immediate in-water demonstrations of various boat models. Most of our other locations are in close proximity to water.

We plan to reach new customers by expanding in new locations through various innovative retail formats, such as mall stores and floating retail facilities. Our mall store concept is unique to the boating industry and is designed to draw mall traffic, thereby providing exposure to boating to the non-boating public as well as displaying our new product offerings to boating enthusiasts. Floating retail facilities place the sales facility, with a customer reception area and sales offices, on or anchored to a dock in a marina and use adjacent boat slips to display new and used boats in areas of high boating activity.

## Operations

### *Dealership Operations and Management*

We have adopted a generally decentralized approach to the operational management of our dealerships. While certain administrative functions are centralized at the corporate level, local management is primarily responsible for the day-to-day operations of the retail locations. Each retail location is managed by a store manager, who oversees the day-to-day operations, personnel, and financial performance of the individual store, subject to the direction of a district manager, who generally has responsibility for the retail locations within a specified geographic region. Typically, each retail location also has a staff consisting of a sales manager, an F&I manager, a parts and service manager, sales representatives, maintenance and repair technicians, and various support personnel.

We attempt to attract and retain quality employees at our retail locations by providing them with ongoing training to enhance sales professionalism and product knowledge, career advancement opportunities within a larger company, and favorable benefit packages. We maintain a formal training program, called MarineMax University or MMU, which provides training for employees in all aspects of our operations. Training sessions are held at our various regional locations covering a variety of topics. MMU-online offers various modules over the Internet. Highly trained, professional sales representatives are an important factor to our successful sales efforts. These sales representatives are trained at MMU to recognize the importance of fostering an enjoyable sales process, to educate customers on the operation and use of the boats, and to assist customers in making technical and design decisions in boat purchases. The overall focus of MMU is to teach our core retailing values, which focus on customer service.

Sales representatives receive compensation primarily on a commission basis. Each store manager is a salaried employee with incentive bonuses based on the performance of the managed dealership. Maintenance and repair service managers receive compensation on a salary basis with bonuses based on the performance of their departments. Our management information system provides each store and department manager with daily financial and operational information, enabling them to monitor their performance on a daily, weekly, and monthly basis. We have a uniform, fully integrated management information system serving each of our dealerships.

### *Sales and Marketing*

Our sales philosophy focuses on selling the pleasures of the boating lifestyle. We believe that the critical elements of our sales philosophy include our appealing retail locations, our no-hassle sales approach, highly trained sales representatives, high level of customer service, emphasis on educating the customer and the customer's family on boat usage, and providing our customers with opportunities for boating. We strive to provide superior customer service and support before, during, and after the sale.

Each retail location offers the customer the opportunity to evaluate a large variety of new and used boats in a comfortable and convenient setting. Our full-service retail locations facilitate a turn-key purchasing process that includes attractive lender financing packages, extended service agreements, and insurance. Many of our retail locations are located on waterfronts and marinas, which attract boating enthusiasts and enable customers to operate various boats prior to making a purchase decision.

We sell our boats at posted value prices that generally represent a discount from the manufacturer's suggested retail price. Our sales approach focuses on customer service by minimizing customer anxiety associated with price negotiation.

As a part of our sales and marketing efforts, we also participate in boat shows and in-the-water sales events at area boating locations, typically held in January and February, in each of our markets and in certain locations in close proximity to our markets. These shows and events are normally held at convention centers or marinas, with area dealers renting space. Boat shows and other offsite promotions are an important venue for generating sales orders. The boat shows also generate a significant amount of interest in our products resulting in boat sales after the show.

We emphasize customer education through one-on-one education by our sales representatives and, at some locations, our delivery captains, before and after a sale, and through in-house seminars for the entire family on boat safety, the use and operation of boats, and product demonstrations. Typically, one of our delivery captains or the sales representative delivers the customer's boat to an area boating location and thoroughly instructs the customer about the operation of the boat, including hands-on instructions for docking and trailering the boat. To enhance our customer relationships after the sale, we lead and sponsor MarineMax Getaways! group boating trips to various destinations, rendezvous gatherings, and on-the-water organized events that promote the pleasures of the boating lifestyle. Each company-sponsored event, planned and led by a company employee, also provides a favorable medium for acclimating new customers to boating and enables us to promote actively new product offerings to boating enthusiasts.

As a result of our relative size, we believe we have a competitive advantage within the industry by being able to conduct an organized and systematic advertising and marketing effort. Part of our marketing effort includes an integrated prospect management system that tracks the status of each sales representative's contacts with a prospect, automatically generates follow-up correspondence, facilitates company-wide availability of a particular boat or other marine product desired by a customer, and tracks the maintenance and service needs for the customer's boat.

### *Suppliers and Inventory Management*

We purchase substantially all of our new boat inventory directly from manufacturers, which allocate new boats to dealerships based on the amount of boats sold by the dealership. We also exchange new boats with other dealers to accommodate customer demand and to balance inventory.

We purchase new boats and other marine-related products from Brunswick, which is the world's largest manufacturer of marine products, including Sea Ray, Boston Whaler, Baja, Cabo, Hatteras, Princecraft, and Meridian. We also purchase new boats and other marine related products from other manufacturers, including Azimut, Bertram, Century, the Ferretti Group, Grady White, Sea Pro, and Tracker Marine. In fiscal 2007, sales of new Brunswick boats accounted for approximately 57% of our revenue. No other manufacturer accounted for more than 10% of our revenue in fiscal 2007. We believe our Sea Ray boat purchases represented approximately 46% of Sea Ray's new boat sales and in excess of 12% of all Brunswick marine product sales during fiscal 2007.

Through operating subsidiaries, we have entered into agreements with Brunswick covering Sea Ray products. The dealer agreements with the Sea Ray division of Brunswick do not restrict our right to sell any Sea Ray product lines or competing products. The terms of the dealer agreement appoints a designated geographical territory for the dealer, which is exclusive to the dealer as long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure.

The dealer agreement with Ferretti Group and Bertram does not restrict our right to sell any Ferretti Group and Bertram product lines but has certain restrictions relating to competing products. The dealer agreement appoints us as the exclusive dealer for the retail sale, display, and servicing of designated Ferretti Group and Bertram products and repair parts currently or in the future sold by Ferretti Group and Bertram in the designated geographic areas. Upon the completion of the Surfside-3 acquisition, we became the exclusive dealer for Azimut-Benetti Group's Azimut product line. The Azimut dealer agreement provides a geographic territory to promote the product line and to network with the appropriate clientele through various independent locations designated for Azimut retail sales.

Arrangements with certain other manufacturers may restrict our right to offer some product lines in certain markets.

We typically deal with each of our manufacturers, other than the Sea Ray division of Brunswick, under an annually renewable, non-exclusive dealer agreement. Manufacturers generally establish prices on an annual basis, but may change prices in their sole discretion. Manufacturers typically discount the cost of inventory and offer inventory financing assistance during the manufacturers' slow seasons, generally October through March. To obtain lower cost of inventory, we strive to capitalize on these manufacturer incentives to take product delivery during the manufacturers' slow seasons. This permits us to gain pricing advantages and better product availability during the selling season.

We transfer individual boats among our retail locations to fill customer orders that otherwise might take substantially longer to fill from the manufacturer. This reduces delays in delivery, helps us maximize inventory turnover, and assists in minimizing potential overstock or out-of-stock situations. We actively monitor our inventory levels to maintain levels appropriate to meet current anticipated market demands. We are not bound by contractual agreements governing the amount of inventory that we must purchase in any year from any manufacturer, but the failure to purchase at agreed upon levels may result in the loss of certain manufacturer incentives. We participate in numerous end-of-summer manufacturer boat shows, which manufacturers sponsor to sell off their remaining inventory at reduced costs before the introduction of new model year products, typically beginning in July.

### *Inventory Financing*

Marine manufacturers customarily provide interest assistance programs to retailers. The interest assistance varies by manufacturer and may include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to the retailer or the financial institution depending on the arrangements the manufacturer has established. We believe that our financing arrangements with manufacturers are standard within the industry.

In March 2003, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) revised certain provisions of its previously reached conclusions on EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16), and provided additional transitional guidance. We determined that EITF 02-16 impacts the way we account for interest assistance received from vendors beginning after July 1, 2003 with the renewal of and amendments to our dealer agreements with the manufacturers of our products. EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

Our revolving credit facility currently provides us with a line of credit with asset-based borrowing availability of up to $500 million for working capital and inventory financing and an additional $20 million for traditional floorplan borrowings, all of which are determined pursuant to a borrowing base formula. The credit facility requires us to satisfy certain covenants, including maintaining a tangible net worth ratio. The credit facility currently matures in May 2012, with two one-year renewal options remaining. The credit facility was last amended in June 2007 to extend the terms and modify the definition of "Fixed Charges Coverage Ratio."

As of September 30, 2007, we owed an aggregate of $326.0 million under our revolving credit facility. As of September 30, 2007, our revolving credit facility provided us with an additional available borrowing capacity of approximately $148.9 million. Advances on the facility accrued interest at a rate of 7.2% as of September 30, 2007. We were in compliance with all covenants in the facility as of September 30, 2007.

*Management Information System*

We believe that our management information system, which currently is being utilized by each of our operating subsidiaries and was developed over a number of years through cooperative efforts with the vendor, enhances our ability to integrate successfully the operations of our operating subsidiaries and future acquisitions, facilitates the interchange of information, and enhances cross-selling opportunities throughout our company. The system integrates each level of operations on a company-wide basis, including purchasing, inventory, receivables, financial reporting and budgeting, and sales management. The system enables us to monitor each dealership's operations in order to identify quickly areas requiring additional focus and to manage inventory. The system also provides sales representatives with prospect and customer information that aids them in tracking the status of their contacts with prospects, automatically generates follow-up correspondence to such prospects, facilitates the availability of a particular boat company-wide, locates boats needed to satisfy a particular customer request, and monitors the maintenance and service needs of customers' boats. Company representatives also utilize the system to assist in arranging financing and insurance packages. In October 2002, Brunswick acquired the vendor of our management information system.

**Brunswick Agreement Relating to Acquisitions**

We and the Sea Ray Division of Brunswick are parties to an agreement extending through December 2015 that provides a process for our continued growth through the acquisition of additional Sea Ray boat dealers that desire to be acquired by us. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement provides for us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of the candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration and adjacent or other dealers sales and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

**Dealer Agreements with Brunswick**

Brunswick, through its Sea Ray division, and we, through our principal operating subsidiaries, are parties to Sales and Service Agreements relating to Sea Ray products extending through December 2015. Each of these dealer agreements appoints one of our operating subsidiaries as a dealer for the retail sale, display, and servicing of designated Sea Ray products, parts, and accessories currently or in the future sold by Sea Ray. Each dealer agreement designates a designated geographical territory for the dealer, which is exclusive to the dealer as long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure. Each dealer agreement also specifies retail locations, which the dealer may not close, change, or add to without the prior written consent of Sea Ray, provided that Sea Ray may not unreasonably withhold its consent. Each dealer agreement also restricts the dealer from selling, advertising (other than in recognized and established marine publications), soliciting for sale, or offering for resale any Sea Ray products outside its territory without the prior written consent of Sea Ray as long as similar restrictions also apply to all domestic Sea Ray dealers selling comparable Sea Ray products. In addition, each dealer agreement provides for the lowest product prices charged by Sea Ray from time to time to other domestic Sea Ray dealers, subject to the dealer meeting all the requirements and conditions of Sea Ray's applicable programs and the right of Sea Ray in good faith to charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and non-ordinary business circumstances, or for limited duration promotional programs.

Among other things, each dealer agreement requires the dealer to

- devote its best efforts to promote, display, advertise, and sell Sea Ray products at each of its retail locations in accordance with the agreement and applicable laws;
- display and utilize at each of its retail locations signs, graphics, and image elements with Sea Ray's identification that positively reflect the Sea Ray image and promote the retail sale of Sea Ray products;
- purchase and maintain at all times sufficient inventory of current Sea Ray products to meet the reasonable demand of customers at each of its locations and to meet Sea Ray's applicable minimum inventory requirements;
- maintain at each retail location, or at another acceptable location, a service department that is properly staffed and equipped to service Sea Ray products promptly and professionally and to maintain parts and supplies to service Sea Ray products properly on a timely basis;
- perform all necessary product rigging, installation, and inspection services prior to delivery to purchasers in accordance with Sea Ray's standards and perform post-sale services of all Sea Ray products sold by the dealer and brought to the dealer for service;
- provide or arrange for warranty and service work for Sea Ray products regardless of the selling dealer or condition of sale;
- exercise reasonable efforts to address circumstances in which another dealer has made a sale to an original retail purchases who permanently resides within the dealer's territory where such sale is contrary to the selling dealer's Sales and Service Agreement;
- provide appropriate instructions to purchasers on how to obtain warranty and service work from the dealer;
- furnish product purchasers with Sea Ray's limited warranty on new products and with information and training as to the safe and proper operation and maintenance of the products;
- assist Sea Ray in performing any product defect and recall campaigns;
- achieve sales performance in accordance with fair and reasonable standards and sales levels established by Sea Ray in consultation with the dealer based on factors such as population, sales potential, market share percentage of Sea Ray products sold in the territory compared with competitive products sold in the territory, local economic conditions, competition, past sales history, number of retail locations, and other special circumstances that may affect the sale of Sea Ray products or the dealer, in each case consistent with standards established for all domestic Sea Ray dealers selling comparable products;
- provide designated financial information that are truthful and accurate;
- conduct its business in a manner that preserves and enhances the reputation and goodwill of both Sea Ray and the dealer for providing quality products and services;
- maintain the financial ability to purchase and maintain on hand and display Sea Ray's current product models;
- maintain customer service ratings in compliance with Sea Ray's criteria;
- comply with those dealer's obligations that may be imposed or established by Sea Ray applicable to all domestic Sea Ray dealers;
- maintain a financial condition that is adequate to satisfy and perform its obligations under the agreement;

- achieve within designated time periods or maintain motor dealer status (which is Sea Ray's highest performance status) or other applicable certification requirements as established from time to time by Sea Ray applicable to all domestic Sea Ray dealers;
- notify Sea Ray of the addition or deletion of any retail locations;
- sell Sea Ray products only on the basis of Sea Ray's published applicable limited warranty and make no other warranty or representations concerning the limited warranty, expressed or implied, either verbally or in writing;
- provide timely warranty service on all Sea Ray products presented to the dealer by purchasers in accordance with Sea Ray's then current warranty program applicable to all domestic Sea Ray dealers selling comparable Sea Ray products; and
- provide Sea Ray with access to the dealer's books and records and such other information as Sea Ray may reasonably request to verify the accuracy of the warranty claims submitted to Sea Ray by the dealer with regard to such warranty claims;

Sea Ray has agreed to indemnify each of our dealers against any losses to third parties resulting from Sea Ray's negligent acts or omissions involving the design or manufacture of any of its products or any breach by it of the agreement. Each of our dealers has agreed to indemnify Sea Ray against any losses to third parties resulting from the dealer's negligent acts or omissions involving the dealer's application, use, or repair of Sea Ray products, statements or representation not specifically authorized by Sea Ray, the installation of any after market components or any other modification or alteration of Sea Ray products, and any breach by the dealer of the agreement.

Each dealer agreement may be terminated

- by Sea Ray, upon 60 days prior written notice, if the dealer fails or refuses to place a minimum stocking order of the next model year's products in accordance with requirements applicable to all Sea Ray dealers generally or fails to meet its financial obligations as they become due to Sea Ray or to the dealer's lenders;
- by Sea Ray or the dealer, upon 60 days written notice to the other, in the event of a breach or default by the other with any of the of the material obligations, performance standards, covenants, representations, warranties, or duties imposed by the agreement or the Sea Ray manual that has not been cured within 60 days of the notice of the claimed deficiency or within a reasonable period when the cure cannot be completed within a 60-day period, or at the end of the 60-day period without the opportunity to cure when the cause constitutes bad faith;
- by Sea Ray or the dealer if the other makes a fraudulent misrepresentation that is material to the agreement or the other engages in an incurable act of bad faith;
- by Sea Ray or the dealer in the event of the insolvency, bankruptcy, or receivership of the other;
- by Sea Ray in the event of the assignment of the agreement by the dealer without the prior written consent of Sea Ray;
- by Sea Ray upon at least 15 days' prior written notice in the event of the failure to pay any sums due and owing to Sea Ray that are not disputed in good faith; and
- upon the mutual consent of Sea Ray and the dealer.

**Employees**

As of September 30, 2007, we had 2,135 employees, 2,030 of whom were in store-level operations and 105 of whom were in corporate administration and management. We are not a party to any collective bargaining agreements. We consider our relations with our employees to be excellent.

### Trademarks and Service Marks

We have registered trade names and trademarks with the U.S. Patent and Trademark Office for various names, including "MarineMax," "MarineMax Getaways," "MarineMax Care," "Delivering the Dream," "MarineMax Delivering the Boating Dream," "Newcoast Financial Services," "MarineMax Boating Gear Center," and "Women on Water." We have registered the name "MarineMax" in the European Community. We have trade name and trademark applications pending in Canada for various names, including "MarineMax," "Delivering the Dream," and "The Water Gene." There can be no assurance that any of these applications will be granted.

### Seasonality and Weather Conditions

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. Over the three-year period ended September 30, 2007, the average revenue for the quarters ended December 31, March 31, June 30, and September 30 represented approximately 19%, 26%, 30%, and 25%, respectively, of our average annual revenues. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, drought conditions (or merely reduced rainfall levels) or excessive rain, may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as was the case during fiscal 2005 and 2006 when Florida and other markets were affected by numerous hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

### Environmental and Other Regulatory Issues

Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. While we believe that we maintain all requisite licenses and permits and are in compliance with all applicable federal, state, and local regulations, there can be no assurance that we will be able to maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations. The adoption of additional laws, rules, and regulations could also have a material adverse effect on our business. Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil.

The EPA has various air emissions regulations for outboard marine engines that impose more strict emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. The majority of the outboard marine engines we sell are manufactured by Mercury Marine. Mercury Marine's product line of low-emission engines, including the OptiMax, Verado and other four-stroke outboards, have already achieved the EPA's mandated 2006 emission levels. Any increased costs of producing engines resulting from EPA standards or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business.

Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. The USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, if leakage from company-owned or operated USTs migrates onto the property of others, we may be subject to civil liability to third parties for remediation costs or other damages. Based on historical experience, we believe that our liabilities associated with UST testing, upgrades, and remediation are unlikely to have a material adverse effect on our financial condition or operating results.

As with boat dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels.

Accordingly, we are subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. We are also subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal.

We do not believe we have any material environmental liabilities or that compliance with environmental laws, ordinances, and regulations will, individually or in the aggregate, have a material adverse effect on our business, financial condition, or results of operations. However, soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remedied in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. In addition, the shareholders of the acquired dealers have indemnified us for specific environmental issues identified on environmental site assessments performed by us as part of the acquisitions. We maintain insurance for pollutant cleanup and removal. The coverage pays for the expenses to extract pollutants from land or water at the insured property, if the discharge, dispersal, seepage, migration, release, or escape of the pollutants is caused by or results from a covered cause of loss. We may also have additional storage tank liability insurance and "Superfund" coverage where applicable. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

Two of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, two of our properties are within the boundaries of a "Superfund" site, although neither property has been nor is expected to be identified as a contributor to the contamination in the area. We, however, do not believe that these environmental issues will result in any material liabilities to us.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales, which could adversely affect our business, financial condition, and results of operations.

### Product Liability

The products we sell or service may expose us to potential liabilities for personal injury or property damage claims relating to the use of those products. Historically, the resolution of product liability claims has not materially affected our business. Our manufacturers generally maintain product liability insurance, and we maintain third-party product liability insurance, which we believe to be adequate. However, we may experience legal claims in excess of our insurance coverage, and those claims may not be covered by insurance. Furthermore, any significant claims against us could adversely affect our business, financial condition, and results of operations and result in negative publicity. Excessive insurance claims also could result in increased insurance premiums.

### Competition

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers' leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales. Our inability to participate in boat shows in our existing or targeted markets could have a material adverse effect on our business, financial condition, and results of operations.

We compete primarily with single-location boat dealers and, with respect to sales of marine equipment, parts, and accessories, with national specialty marine stores, catalog retailers, sporting goods stores, and mass merchants. Dealer competition continues to increase based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling boating accessories, are large national or regional chains that have substantial financial, marketing, and other resources. However, we believe that our integrated corporate infrastructure and marketing and sales capabilities, our cost structure, and our nationwide presence enable us to compete effectively against these companies. Private sales of used boats is an additional significant source of competition.

### Executive Officers

The following table sets forth information concerning each of our executive officers:

| Name | Age | Position |
|---|---|---|
| William H. McGill Jr. | 64 | Chairman of the Board, President, Chief Executive Officer, and Director |
| Michael H. McLamb | 42 | Executive Vice President, Chief Financial Officer, Secretary, and Director |
| Kurt M. Frahn | 39 | Vice President of Finance and Treasurer |
| Jack P. Ezzell | 37 | Vice President, Chief Accounting Officer, and Controller |
| Edward A. Russell | 47 | Vice President of Operations |
| Michael J. Aiello | 51 | Vice President |
| Anthony M. Aisquith | 40 | Vice President |

*William H. McGill Jr.* has served as the Chief Executive Officer of MarineMax since January 23, 1998 and as the Chairman of the Board and as a director of our company since March 6, 1998. Mr. McGill served as the President of our company from January 23, 1988 until September 8, 2000 and re-assumed the position on July 1, 2002. Mr. McGill was the principal owner and president of Gulfwind USA, Inc., one of our operating subsidiaries, from 1973 until its merger with us.

*Michael H. McLamb* has served as Executive Vice President of our company since October 2002, as Chief Financial Officer since January 23, 1998, as Secretary since April 5, 1998, and as a director of our company since November 1, 2003. Mr. McLamb served as Vice President and Treasurer of our company from January 23, 1998 until October 22, 2002. Mr. McLamb, a certified public accountant, was employed by Arthur Andersen LLP from December 1987 to December 1997, serving most recently as a senior manager.

*Kurt M. Frahn* has served as Vice President of Finance and Treasurer of our company since October 22, 2002. Mr. Frahn served as Director of Taxes and Acquisitions of our company from May 15, 1998 until October 22, 2002. Mr. Frahn was employed by Arthur Andersen LLP from September 3, 1991 until May 15, 1998, serving most recently as a tax consulting manager.

*Jack P. Ezzell* has served as Vice President and Chief Accounting Officer of our company since October 22, 2002 and as Corporate Controller of our company since June 1, 1999. Mr. Ezzell served as Assistant Controller from January 13, 1998 until June 1, 1999. Mr. Ezzell, a certified public accountant, was employed by Arthur Andersen LLP from August 1996 until January 1998, serving most recently as a senior auditor.

*Edward A. Russell* has served as Vice President of Operations since March 2006. Mr. Russell has been a Vice President of our company since October 22, 2002. Mr. Russell has served as the Regional Manager of our Florida operations since August 1, 2002. Prior to that, Mr. Russell served as the District President for our Central and West

Florida operations from March 1998 until August 1, 2002. Mr. Russell was an owner and General Sales Manager of Gulfwind USA Inc., one of our operating subsidiaries, now called MarineMax of Central Florida, from 1984 until its merger with our company in March 1998.

*Michael J. Aiello* has served as Vice President of our company since October 22, 2002. Mr. Aiello has served as the Regional Manager of the state of New Jersey and surrounding areas since 1999 and was a principal owner and operator of Merit Marine Inc., one of our operating subsidiaries, now called MarineMax of Mid-Atlantic, from 1985 until its merger with our company in March 1999.

*Anthony M. Aisquith* has served as Vice President of our company since November 1, 2003. Mr. Aisquith has served as the Regional Manager of our Georgia, Carolinas, Texas, and California operations since August 1, 2000, March 1, 2002, March 15, 2003, and March 1, 2004, respectively. Mr. Aisquith previously served as the Store Manager of our Tampa, Florida location from October 1, 1997 until August 1, 2000 and as a salesperson in our Clearwater, Florida location from June 18, 1995 until October 1, 1997. Mr. Aisquith joined our company on June 18, 1995 after 10 years of experience in the auto industry.

## Item 1A. *Risk Factors*

***Our success depends to a significant extent on the continued popularity and reputation for quality of the boating products of our manufacturers, particularly Brunswick's Sea Ray, Meridian and Hatteras boat lines, Ferretti Group's Ferretti Yachts, Riva, Pershing, and Bertram product lines and Azimut-Benetti Group's Azimut and Atlantis products.***

Approximately 57% of our revenue in fiscal 2007 resulted from sales of new boats manufactured by Brunswick, including approximately 42% from Brunswick's Sea Ray division and approximately 5% from Brunswick's Hatteras Yacht division. The remainder of our fiscal 2007 revenue from new boat sales resulted from sales of products from a limited number of other manufacturers, none of which accounted for more than 10% of our revenue. Any adverse change in the financial condition, production efficiency, product development, technological advancement, management, marketplace acceptance and marketing capabilities of our manufacturers, particularly Brunswick given our reliance on Sea Ray, Meridian, and Hatteras, would have a substantial adverse impact on our business. Additionally, given the revenue generated by each yacht and mega-yacht sale, any adverse change in the financial condition, production efficiency, product development, management, marketplace acceptance, and marketing capabilities of Ferretti Group would have a substantial adverse impact on our business.

To ensure adequate inventory levels to support our expansion, it may be necessary for Brunswick and other manufacturers to increase production levels or allocate a greater percentage of their production to us. The interruption or discontinuance of the operations of Brunswick or other manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory. Although we believe that adequate alternate sources would be available that could replace any manufacturer other than Brunswick as a product source, those alternate sources may not be available at the time of any interruption, and alternative products may not be available at comparable quality and prices.

Through our principal operating subsidiaries, we maintain dealer agreements with Brunswick covering Sea Ray products. Each dealer agreement has a multi-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers. These terms are subject to

- the dealer meeting all the requirements and conditions of Sea Ray's applicable programs; and
- the right of Brunswick in good faith to charge lesser prices to other dealers
  - to meet existing competitive circumstances;
  - for unusual and non-ordinary business circumstances; or
  - for limited duration promotional programs.

Each dealer agreement designates a designated geographical territory for the dealer, which is exclusive to the dealer as long as the dealer is not in breach of the material obligations and performance standards under the agreement and Sea Ray's then current material policies and programs following notice and the expiration of any applicable cure periods without cure.

Through certain of our operating subsidiaries, we also maintain dealer agreements with Hatteras covering Hatteras products. Each agreement allows Hatteras to revise prices at any time, and such new prices will supersede previous prices. Pursuant to the agreement, we must bear any losses we incur as a result of such price changes and may not recover from Hatteras for any losses. In addition, certain of our operating subsidiaries may not represent manufacturers or product lines that compete directly with Hatteras without its prior written consent.

Upon the completion of the Surfside-3 acquisition, we became the exclusive dealer for Azimut-Benetti Group's Azimut product line. The Azimut dealer agreement provides a geographic territory to promote the product line and to network with the appropriate clientele through various independent locations designated for Azimut retail sales.

As is typical in the industry, we deal with manufacturers, other than the Sea Ray division of Brunswick, under renewable annual dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change in the manufacturer's sole discretion. Any change or termination of these arrangements for any reason could adversely affect product availability and cost and our financial performance.

***Our operations depend upon a number of factors relating to or affecting consumer spending for luxury goods, such as recreational boats.***

Unfavorable local, regional, national, or global economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Similarly, rising interest rates could have a negative impact on the ability or willingness of consumers to finance boat purchases, which could also adversely affect our ability to sell our products and impact the profitability of our finance and insurance activities. For example, lower consumer spending adversely affected our business in fiscal 2007. Local influences, such as corporate downsizing and military base closings, also could adversely affect our operations in certain markets. We may be unable to maintain our profitability during any period of adverse economic conditions or low consumer confidence. Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, and stock market performance also could influence consumers' decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992 the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in the late 1980s to a low of $10.3 billion in 1992.

***General economic conditions and competitive factors that impact the recreational boating industry could inhibit our growth and negatively impact our profitability.***

General economic conditions, consumer spending patterns, federal tax policies, interest rate levels, and the cost and availability of fuel can impact overall boat purchases. Economic conditions in areas in which we operate dealerships, particularly Florida in which we generated 55%, 46%, and 44% of our revenue during fiscal 2005, 2006, and 2007 respectively, can have a major impact on our operations. We also believe that the level of boat purchases has been adversely affected by increased competition from other recreational activities, perceived hassles of boat ownership, and relatively poor customer service and education throughout the retail boat industry. Although our strategy addresses many of these industry factors and we have expanded our operations during periods of stagnant or declining industry trends, the cyclical nature of the recreational boating industry or the lack of industry growth could adversely affect our business, financial condition, or results of operations in the future.

***Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers and each dealer we acquire in the future.***

Since March 1, 1998, we have acquired 20 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. Each acquired dealer operated independently prior to its acquisition by us. Our success depends, in part, on our ability to continue to make successful acquisitions and to integrate the operations of acquired dealers and each dealer we acquire in the future, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our dealerships. We may not be able to oversee the combined entity efficiently or to implement effectively our growth and operating strategies. To the extent that we successfully pursue our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to pursue successfully our acquisition strategies or operate effectively the combined entity could have a material adverse effect on our rate of growth and operating performance.

***Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability.***

Our growth strategy of acquiring additional recreational boat dealers involves significant risks. This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. Acquisitions also may become more difficult in the future as we acquire more of the most attractive dealers. In addition, we may encounter difficulties in integrating the operations of acquired dealers with our own operations or managing acquired dealers profitably without substantial costs, delays, or other operational or financial problems.

We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

Our ability to continue to grow through the acquisition of additional dealers will depend upon various factors, including the following:

- the availability of suitable acquisition candidates at attractive purchase prices;
- the ability to compete effectively for available acquisition opportunities;
- the availability of funds or common stock with a sufficient market price to complete the acquisitions;
- the ability to obtain any requisite manufacturer or governmental approvals; and
- the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

*We may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers.*

In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers also may impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers' requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

We and the Sea Ray Division of Brunswick have an agreement extending through June 2015 that provides a process for our continued growth through the acquisition of additional Sea Ray boat dealers that desire to be acquired by us. Under the agreement, acquisitions of Sea Ray dealers will be mutually agreed upon by us and Sea Ray with reasonable efforts to be made to include a balance of Sea Ray dealers that have been successful and those that have not been. The agreement provides that Sea Ray will not unreasonably withhold its consent to any proposed acquisition of a Sea Ray dealer by us, subject to the conditions set forth in the agreement. Among other things, the agreement requires us to provide Sea Ray with a business plan for each proposed acquisition, including historical financial and five-year projected financial information regarding the acquisition candidate; marketing and advertising plans; service capabilities and managerial and staff personnel; information regarding the ability of candidate to achieve performance standards within designated periods; and information regarding the success of our previous acquisitions of Sea Ray dealers. The agreement also contemplates Sea Ray reaching a good faith determination whether the acquisition would be in its best interest based on our dedication and focus of resources on the Sea Ray brand and Sea Ray's consideration of any adverse effects that the approval would have on the resulting territory configuration and adjacent or other dealers sales and the absence of any violation of applicable laws or rights granted by Sea Ray to others.

Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on the growth and profitability of our business.

*Boat manufacturers exercise substantial control over our business.*

We depend on our dealer agreements. Through dealer agreements, boat manufacturers, including Brunswick, exercise significant control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership, among other things. The continuation of our dealer agreements with most manufacturers, including Brunswick, depends upon, among other things, our achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction, market share goals, and other conditions set forth in any dealer agreement could have various consequences, including the following:

- the termination of the dealer agreement;
- the imposition of additional conditions in subsequent dealer agreements;
- limitations on boat inventory allocations;
- reductions in reimbursement rates for warranty work performed by the dealer;
- loss of certain manufacturer to dealer incentives; or
- denial of approval of future acquisitions.

Our dealer agreements with certain manufacturers, including Brunswick, do not give us the exclusive right to sell those manufacturers' products within a given geographical area. Accordingly, a manufacturer, including Brunswick, could authorize another dealer to start a new dealership in proximity to one or more of our locations, or an existing dealer could move a dealership to a location that would be directly competitive with us. These events could have a material adverse effect on our competitive position and financial performance.

***The failure to receive rebates and other dealer incentives on inventory purchases or retail sales could substantially reduce our margins.***

We rely on manufacturers' programs that provide incentives for dealers to purchase and sell particular boat makes and models or for consumers to buy particular boat makes or models. Any eliminations, reductions, limitations, or other changes relating to rebate or incentive programs that have the effect of reducing the benefits we receive could increase the effective cost of our boat purchases, reduce our margins and competitive position, and have a material adverse effect on our financial performance.

***Our growth strategy may require us to secure significant additional capital, the amount of which will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs.***

If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able and willing to use our common stock for acquisitions will depend on the market value of our common stock, and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements contain financial and operational covenants and other restrictions with which we must comply, including limitations on capital expenditures and the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial; condition, and results of operations.

Our current revolving credit facility provides a line of credit with asset-based borrowing availability of up to $500 million and allows us $20 million in traditional floorplan borrowings. We have pledged various of our assets including boat inventories, accounts receivable, equipment, and fixtures, to secure borrowings under our credit facility. While we believe we will continue to obtain adequate financing from lenders, such financing may not be available to us.

***Our internal growth and operating strategies of opening new locations and offering new products involve risk.***

In addition to pursuing growth by acquiring boat dealers, we intend to continue to pursue a strategy of growth through opening new retail locations and offering new products in our existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

- our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;
- our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;
- our ability to hire, train, and retain qualified personnel;

- the timely integration of new retail locations into existing operations;
- our ability to achieve adequate market penetration at favorable operating margins without the acquisition of existing dealers; and
- our financial resources.

Our dealer agreements with Brunswick require Brunswick's consent to open, close, or change retail location that sell Sea Ray products, and other dealer agreements generally contain similar provisions. We may not be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect our profitability.

As a result of these growth strategies, we expect to expend significant time and effort in opening and acquiring new retail locations and introducing new products. Our systems, procedures, controls, and financial resources may not be adequate to support our expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

***Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. In addition, weather conditions may adversely impact our business.***

During the three-year period ended September 30, 2007, the average revenue for the quarterly periods ended December 31, March 31, June 30, and September 30 represented 19%, 26%, 30%, and 25%, respectively, of our average annual revenues. With the exception of Florida, we generally realize significantly lower sales in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

Weather conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, and excessive rain may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Hurricanes and other storms could result in the disruption of our operations or damage to our boat inventories and facilities as was the case during fiscal 2005 and 2006 when Florida and other markets were affected by numerous hurricanes. Many of our dealerships sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use. Although our geographic diversity and our future geographic expansion will reduce the overall impact on us of adverse weather conditions in any one market area, weather conditions will continue to represent potential material adverse risks to us and our future operating performance. As a result of the foregoing and other factors, our operating results in some future quarters could be below the expectations of stock market analysts and investors.

***We face intense competition.***

We operate in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented and involves intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Competition increases during periods of stagnant industry growth.

We compete primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. In general, the markets in which we currently operate are not experiencing any unusual difficulties. However, marine retail activity could be adversely effected in markets that do not have sufficient marine and storage availability to satisfy demand.

***The availability of boat insurance is critical to our success.***

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customer's purchase is critical to our success. Historically, affordable boat insurance has been available. With the hurricanes that have impacted the state of Florida and other markets over the past several years, insurance rates have escalated and insurance coverage has become more difficult to obtain. Any difficulty of customers to obtain affordable boat insurance could adversely affect our business.

***We depend on income from financing, insurance, and extended service contracts.***

A portion of our income results from referral fees derived from the placement or marketing of various F&I products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts. During fiscal 2007, F&I products accounted for approximately 3.6% of our revenue.

The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender and the current rate environment. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees.

The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our operating margins.

***We depend on key personnel.***

Our success depends, in large part, upon the continuing efforts and abilities of our executive officers. Although we have an employment agreement with certain of our executive officers, we cannot assure that these or other executive personnel will remain with us. Our expanding operations may require us to add additional executive personnel in the future. As a result of our decentralized operating strategy, we also rely on the management teams of our operating subsidiaries. In addition, we likely will depend on the senior management of any significant businesses we acquire in the future. The loss of the services of one or more of these key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business.

***The products we sell or service may expose us to potential liability for personal injury or property damage claims relating to the use of those products.***

Manufacturers of the products we sell generally maintain product liability insurance. We also maintain third-party product liability insurance that we believe to be adequate. We may experience claims that are not covered by or that are in excess of our insurance coverage. The institution of any significant claims against us could subject us to damages, result in higher insurance costs, and harm our business reputation with potential customers.

***Environmental and other regulatory issues may impact our operations.***

Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Various federal, state, and local regulatory agencies, including OSHA or the EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers' safety, and laws regarding protection of the environment, including air, water, and soil. The EPA recently promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. The majority of the outboard marine engines we sell are manufactured by Mercury Marine. Mercury Marine's product line of low-emission engines, including the OptiMax, Verado and other four-stroke outboards, have already achieved the EPA's mandated 2006 emission levels. Any increased costs of producing engines resulting from EPA standards or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business.

Certain of our facilities own and operate USTs for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, we may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated USTs migrates onto the property of others.

Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or "Superfund," imposes joint, strict, and several liability on

- owners or operators of facilities at, from, or to which a release of hazardous substances has occurred;
- parties who generated hazardous substances that were released at such facilities; and
- parties who transported or arranged for the transportation of hazardous substances to such facilities.

A majority of states have adopted "Superfund" statutes comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

Soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. We also may have additional storage tank liability insurance and "Superfund" coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new, or more stringent laws or regulations, more strict interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

Two of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, two of our properties are within the boundaries of a "Superfund" site, although neither property has been identified as a contributor to the contamination in the area.

Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. These regulations could discourage potential buyers, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

***Fuel prices and supply may affect our business.***

All of the recreational boats we sell are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. At various times in the past, diesel or gasoline fuel has been difficult to obtain. The supply of fuels may be interrupted, rationing may be imposed, or the price of or tax on fuels may significantly increase in the future.

***We must evaluate goodwill and identifiable intangible assets for impairment annually and we would recognize an impairment loss if the carrying amount of goodwill or an identifiable intangible asset exceeds its fair value.***

Intangible assets and goodwill represent the excess of the purchase price of businesses acquired over the fair value of the net tangible assets acquired at the date of acquisition. We have determined that our most significantly acquired specifically identifiable intangible assets are dealer agreements, which are indefinite-lived intangibles.

Goodwill and identifiable intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of an identifiable intangible asset or goodwill exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the annual impairment test during the fourth quarter of fiscal 2007, based on financial information as of the third quarter of fiscal 2007, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets. Prior to the adoption of SFAS 142, all purchase price in excess of the tangible assets acquired was recorded as goodwill and no identifiable intangible assets were recognized. Identifiable intangible assets and net goodwill amounted to $97.5 million and $23.7 million, respectively, as of September 30, 2007.

Impairment of the identifiable intangible assets or goodwill or regulatory action that changes the impairment testing methodology, requires amortization, or a write-off of identifiable intangible assets or goodwill may materially and adversely affect the financial position of our company. A reduction in net income resulting from the impairment of identifiable intangible assets or goodwill may have an adverse impact upon the market price of our common stock.

***The market price of our common stock could be subject to wide fluctuations as a result of many factors.***

Factors that could affect the trading price of our common stock include the following:

- variations in operating results;

- the thin trading volume and relatively small public float of our common stock;
- the level and success of our acquisition program and new store openings;
- variations in same-store sales;
- the success of dealership integration;
- relationships with manufacturers;
- changes in earnings estimates published by analysts;
- general economic, political, and market conditions;
- seasonality and weather conditions;
- governmental policies and regulations;
- the performance of the recreational boat industry in general; and
- factors relating to suppliers and competitors.

In addition, market demand for small-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance could result in significant fluctuations in market price of our common stock.

The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect our acquisition program.

***The issuance of additional common stock in the future, including shares that we may issue pursuant to stock-based grants, including stock option grants, and future acquisitions, may result in dilution in the net tangible book value per share of our common stock.***

Our board of directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock.

***A substantial number of shares are eligible for future sale.***

As of September 30, 2007, there were outstanding 18,379,864 shares of our common stock. Substantially all of these shares are freely tradable without restriction or further registration under the securities laws, unless held by an "affiliate" of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company, which generally include our directors, officers, and certain principal stockholders, are subject to the resale limitations of Rule 144 described below. Outstanding shares of common stock issued in connection with the acquisition of any acquired dealers are available for resale beginning one year after the respective dates of the acquisitions, subject to compliance with the provisions of Rule 144 under the securities laws.

As of September 30, 2007, we had issued options to purchase approximately 2,123,545 shares of common stock under our 1998 incentive stock plan, and approximately 33,000 shares of common stock under our 2007 incentive stock plan, and we issued 524,528 of the 750,000 shares of common stock reserved for issuance under our 1998 employee stock purchase plan. We have filed a registration statement under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

We may issue additional shares of common stock or preferred stock under the securities laws as part of any acquisition we may complete in the future. If issued pursuant to an effective registration statement, these shares generally will be freely tradable after their issuance by persons not affiliated with us or the acquired companies.

*We rely on our operating subsidiaries.*

We are a holding company, the principal assets of which are the shares of the capital stock or membership interests of our corporate or limited liability company subsidiaries, including the operating subsidiaries. As a holding company without independent means of generating operating revenue, we depend on dividends and other payments from our subsidiaries to fund our obligations and meet our cash needs. Financial covenants under future loan agreements of our subsidiaries may limit our subsidiaries' ability to make sufficient dividend or other payments to permit us to fund our obligations or meet our cash needs, in whole or in part.

*We do not pay cash dividends.*

We have never paid cash dividends on our common stock. Moreover, financial covenants under certain of our credit facilities restrict our ability to pay dividends.

*Our stockholders' rights plan may adversely affect existing stockholders.*

Our Stockholders' Rights Plan may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, we issued a dividend of one Preferred Share Purchase Right for each share of our common stock held by stockholders of record as of the close of business on September 7, 2001.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, our other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of our outstanding common stock. The rights should not interfere with any merger or other business combination approved by our board of directors. The rights expire on August 28, 2011.

***Certain provisions of our restated certificate of incorporation and bylaws and Delaware law may make a change in the control of our company more difficult to complete, even if a change in control were in the stockholders' interest or might result in a premium over the market price for the shares held by the stockholders.***

Our certificate of incorporation and bylaws divide the board of directors into three classes of directors elected for staggered three-year terms. The certificate of incorporation also provides that the board of directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by our stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The certificate of incorporation also allows our board of directors to fix the number of directors and to fill vacancies on the board of directors.

We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner.

Certain of our dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in our company. In addition, the stockholders' agreement and governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them.

***Our sales of Ferretti Group and Azimut product may be adversely affected by fluctuations in currency exchange rates between the U.S. dollar and the euro.***

Products purchased from the Italy-based Ferretti Group and Azimut are subject to fluctuations in the euro to U.S. dollar exchange rate, which ultimately may impact the retail price at which we can sell such products. As a result, fluctuations in the value of the euro as compared with the U.S. dollar may impact the price points at which we can sell profitably Ferretti Group and Azimut products, and such price points may not be competitive with other product lines in the United States. Accordingly, such fluctuations in exchange rates ultimately may impact the amount of revenue, cost of goods sold, cash flows, and earnings we recognize for the Ferretti Group and Azimut product lines. The impact of these currency fluctuations could increase, particularly as our revenue from the Ferretti Group and Azimut products increase as a percentage of our total revenue. We also could incur losses from hedging transactions designed to reduce our risk to fluctuation in exchange rates. We cannot predict the effects of exchange rate fluctuations or currency rate hedges on our operating results. Therefore, in certain cases, we have entered into foreign currency cash flow hedges to reduce the variability of cash flows associated with firm commitments to purchase boats and yachts from Ferretti Group. We cannot assure that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

**Item 1B.** ***Unresolved Staff Comments***

Not applicable.

**Item 2.** ***Properties***

We lease our corporate offices in Clearwater, Florida. We also lease 56 of our retail locations under leases, many of which contain multi-year renewal options and some of which grant us a first right of refusal to purchase the property at fair value. In most cases, we pay a fixed rent at negotiated rates. In substantially all of the leased locations, we are responsible for taxes, utilities, insurance, and routine repairs and maintenance. We own the property associated with 33 other retail locations and operate one additional location as noted below.

The following table reflects the status, approximate size, and facilities of our various retail locations as of the date of this report.

| Location | Location Type | Square Footage(1) | Facilities at Property | Operated Since(2) | Waterfront |
|---|---|---|---|---|---|
| **Alabama** | | | | | |
| Gulf Shores | Company owned | 4,000 | Retail and service | 1998 | — |
| **Arizona** | | | | | |
| Tempe | Company owned | 34,000 | Retail and service | 1992 | — |
| **California** | | | | | |
| Lodi | Third-party lease | 2,400 | Retail only; 15 wet slips | 1999 | Sacramento River |
| Newport Beach | Third-party lease | 4,400 | Retail and service; 16 wet slips | 2005 | Newport Bay |
| Oakland | Third-party lease | 17,700 | Retail and service; 28 wet slips | 1985 | Alameda Estuary (San Francisco Bay) |
| Santa Rosa | Company owned | 8,100 | Retail and service | 1990 | — |
| Sacramento | Company owned | 24,800 | Retail and service | 1995 | — |
| San Diego | Third-party lease | 14,500 | Retail and service | 2004 | — |
| San Diego (Shelter Island) | Third-party lease | 930 | Retail and service; 20 wet slips | 2005 | Mission Bay |
| Sacramento Sport Yacht Center | Third-party lease | 500 | Retail only; 11 wet slips | 2001 | Sacramento River |

| Location | Location Type | Square Footage(1) | Facilities at Property | Operated Since(2) | Waterfront |
|---|---|---|---|---|---|
| **Colorado** | | | | | |
| Denver | Third-party lease | 16,400 | Retail, service, and storage | 2003 | — |
| Grand Junction | Third-party lease | 9,300 | Retail, service, and storage | 1986 | — |
| **Connecticut** | | | | | |
| Norwalk | Third-party lease | 7,000 | Retail and service | 1994 | Norwalk Harbor |
| **Delaware** | | | | | |
| Bear | Third-party lease | 5,000 | Retail and service; 15 wet slips | 1995 | Between Delaware Bay and Chesapeake Bay |
| **Florida** | | | | | |
| Cape Haze | Company owned | 18,000 | Retail, service, and storage; 8 wet slips | 1972 | Intracoastal Waterway |
| Clearwater | Company owned | 42,000 | Retail and service; 20 wet slips | 1973 | Tampa Bay |
| Cocoa | Company owned | 15,000 | Retail and service | 1968 | — |
| Coconut Grove | Third-party lease | 2,000 | Retail only; 24 wet slips | 2002 | Biscayne Bay |
| Dania | Company owned | 32,000 | Repair and service; 16 wet slips | 1991 | Port Everglades |
| Destin | Third-party lease | 2,200 | Retail only; 24 wet slips | 2005 | Destin Harbor |
| Ft Lauderdale (Pier 66) | Third-party lease | 2,400 | Retail and service; 12 wet slips | 1977 | Intracoastal Waterway |
| Fort Myers | Third-party lease | 8,000 | Retail and service; 18 wet slips | 1983 | Caloosahatchee River |
| Ft Walton Beach | Third-party lease | 4,800 | Retail only | 2003 | — |
| Key Largo | Third-party lease | 8,900 | Retail and service; 6 wet slips | 2002 | Card Sound |
| Jacksonville | Company owned | 15,000 | Retail and service | 2004 | — |
| Jacksonville | Third-party lease | 1,000 | Retail only; 7 wet slips | 1995 | St Johns River |
| Miami | Company owned | 7,200 | Retail and service; 15 wet slips | 1980 | Little River |
| Miami | Company owned | 5,000 | Service only; 11 wet slips | 2005 | Little River |
| Naples | Company owned | 19,600 | Retail and service; 14 wet slips | 1997 | Naples Bay |
| North Palm Beach | Company owned | 22,800 | Retail and service; 8 wet slips | 1998 | Intracoastal Waterway |
| Pensacola | Third-party lease | 24,300 | Retail and service | 1974 | — |
| Pompano Beach | Company owned | 23,000 | Retail and service; 16 wet slips | 1990 | Intracoastal Waterway |
| Pompano Beach | Company owned | 5,400 | Retail and service; 24 wet slips | 2005 | Intracoastal Waterway |

| Location | Location Type | Square Footage(1) | Facilities at Property | Operated Since(2) | Waterfront |
|---|---|---|---|---|---|
| Sarasota | Third-party lease | 26,500 | Retail, service, and storage; 15 wet slips | 1972 | Sarasota Bay |
| St. Petersburg(3) | Joint venture | 15,000 | Yacht service, 20 wet slips | 2006 | Boca Ciega Bay |
| Stuart | Company owned | 29,100 | Retail and service; 66 wet slips | 2002 | Intracoastal Waterway |
| Tampa | Company owned | 13,100 | Retail and service | 1995 | — |
| Venice | Company owned | 62,000 | Retail, service, and storage; 90 wet slips | 1972 | Intracoastal Waterway |
| **Georgia** | | | | | |
| Allatoona | Third-party lease | 8,800 | Retail and service; 4 wet slips | 2002 | Lake Allatoona |
| Buford (Atlanta) | Company owned | 13,500 | Retail and service | 2001 | — |
| Cumming (Atlanta) | Third-party lease | 13,000 | Retail and service; 50 wet slips | 1981 | Lake Lanier |
| Forest Park (Atlanta) | Third-party lease | 47,300 | Retail, service, and storage | 1973 | — |
| **Maryland** | | | | | |
| Baltimore | Third-party lease | 9,600 | Retail and service; 17 wet slips | 2005 | Baltimore Inner Harbor |
| White Marsh | Company owned | 19,800 | Retail and service | 1958 | — |
| Joppa | Company owned | 28,400 | Retail, service, and storage; 294 wet slips | 1966 | Gunpowder River |
| **Minnesota** | | | | | |
| Bayport | Third-party lease | 450 | Retail only; 10 wet slips | 1996 | St Croix River |
| Minnetonka | Third-party lease | 3,500 | Retail and service; 5 wet slips | 2005 | Lake Minnetonka |
| Oakdale | Third-party lease | 21,800 | Retail and service | 1997 | — |
| Rogers | Company owned | 70,000 | Retail, service, and storage | 1991 | — |
| Walker | Company owned | 76,400 | Retail, service, and storage | 1989 | — |
| Walker | Company owned | 6,800 | Retail and service; 93 wet slips | 1977 | Leech Lake |
| **Missouri** | | | | | |
| Kimberling City | Third-party lease | 500 | Retail only; 7 wet slips | 2000 | Table Rock Lake |
| Lake Ozark | Company owned | 60,300 | Retail and service; 300 wet slips | 1987 | Lake of the Ozarks |
| Laurie | Company owned | 700 | Retail and service | 2006 | — |
| Springfield | Company owned | 12,200 | Retail and service | 1997 | — |
| Osage Beach | Company owned | 2,000 | Retail and service | 1998 | — |
| St. Louis | Third-party lease | 12,000 | Retail and service | 2003 | — |
| St. Charles | Third-party lease | 500 | Retail only; 6 wet slips | 2004 | Mississippi River |

| Location | Location Type | Square Footage(1) | Facilities at Property | Operated Since(2) | Waterfront |
|---|---|---|---|---|---|
| **Nevada** | | | | | |
| Las Vegas | Company owned | 21,600 | Retail and service | 1990 | — |
| **New Jersey** | | | | | |
| Brick | Company owned | 20,000 | Retail and service; 225 wet slips | 1977 | Manasquan River |
| Brant Beach | Third-party lease | 3,800 | Retail and service; 36 wet slips | 1965 | Barnegat Bay |
| Greenbrook | Third-party lease | 18,500 | Retail and service | 1995 | — |
| Jersey City | Third-party lease | 500 | Retail only; 6 wet slips | 2000 | Hudson River |
| Lake Hopatcong | Third-party lease | 4,600 | Retail and service; 80 wet slips | 1998 | Lake Hopatcong |
| Ship Bottom | Third-party lease | 19,300 | Retail and service | 1972 | — |
| Somers Point | Affiliate lease | 31,000 | Retail and service; 33 wet slips | 1987 | Little Egg Harbor Bay |
| **New York** | | | | | |
| Copiague | Third-party lease | 15,000 | Retail only | 1993 | — |
| Huntington | Third-party lease | 1,200 | Retail and service | 1995 | Huntington Harbor and Long Island Sound |
| Lindenhurst (Delivery Center) | Third-party lease | 54,000 | Retail, service, and dry storage | 1968 | Neguntatogue Creek to Great South Bay |
| Lindenhurst (Highway Store) | Third-party lease | 10,000 | Retail and service | 2004 | — |
| Lindenhurst (Marina) | Third-party lease | 14,600 | Marina and service; 370 wet slips | 1968 | Neguntatogue Creek to Great South Bay |
| Manhattan | Third-party lease | 1,200 | Retail only; 75 wet slips | 1996 | Hudson River |
| **North Carolina** | | | | | |
| Wilmington | Third-party lease | 6,000 | Retail and service | 2006 | — |
| Wrightsville Beach | Third-party lease | 34,500 | Retail, service, and storage | 1996 | Intracoastal Waterway |
| **Ohio** | | | | | |
| Mentor | Third-party lease | 5,000 | Retail and service | 2007 | — |
| Port Clinton | Third-party lease | 63,700 | Retail, service, and storage; 155 wet slips | 1974 | Lake Erie |
| Port Clinton | Third-party lease | 93,300 | Retail, service, and storage | 1997 | Lake Erie |
| Toledo | Third-party lease | 12,200 | Retail and service | 1989 | — |
| **Oklahoma** | | | | | |
| Afton | Third-party lease | 3,500 | Retail and service; 23 wet slips | 2003 | Grand Lake |
| **Rhode Island** | | | | | |
| Wakefield | Third-party lease | 1,800 | Retail only; 3 wet slips | 2006 | Narragansett Bay |

| Location | Location Type | Square Footage(1) | Facilities at Property | Operated Since(2) | Waterfront |
|---|---|---|---|---|---|
| **South Carolina** | | | | | |
| Myrtle Beach . . . . . . | Third-party lease | 3,500 | Retail only | 1999 | Coquina Harbor |
| **Tennessee** | | | | | |
| Chattanooga . . . . . . . | Third-party lease | 3,000 | Retail only; 12 wet slips | 2005 | Tennessee River |
| **Texas** | | | | | |
| Arlington . . . . . . . . . | Third-party lease | 31,000 | Retail and service | 1999 | — |
| Houston . . . . . . . . . . | Third-party lease | 10,000 | Retail and service | 1987 | — |
| Houston . . . . . . . . . . | Third-party lease | 15,000 | Retail and service | 1981 | — |
| League City (floating facility)(4) . . . . . . | Third-party lease | 800 | Retail and service; 20 wet slips | 1988 | Clear Lake |
| Lewisville (Dallas) . . | Company owned | 22,000 | Retail and service | 2002 | — |
| Lewisville (Dallas) (floating facility) . . | Third-party lease | 12,000 | Retail and service; 20 wet slips(5) | 1994 | Lake Lewisville |
| Seabrook . . . . . . . . . | Company owned | 32,000 | Retail and service; 30 wet slips | 2002 | Clear Lake |
| **Utah** | | | | | |
| Salt Lake City . . . . . | Third-party lease | 21,200 | Retail and service | 1975 | — |

(1) Square footage is approximate and does not include outside sales space or dock or marina facilities.

(2) Operated since date is the date the facility was opened by us or opened prior to its acquisition by us.

(3) Joint venture entered into with Brunswick to acquire marina and service facility.

(4) We own the floating facility, however, the related dock and marina space is leased by us from an unaffiliated third party.

(5) Shares service facility located at the other Lewisville retail location.

**Item 3.** ***Legal Proceedings***

We are party to various legal actions arising in the ordinary course of business. While it is not feasible to determine the actual outcome of these actions as of September 30, 2007, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

Not applicable.

## PART II

**Item 5.** ***Market for the Registrant's Common Equity and Related Stockholder Matters***

Our common stock has been traded on the New York Stock Exchange under the symbol HZO since our initial public offering on June 3, 1998 at $12.50 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange.

| | High | Low |
|---|---|---|
| **2005** | | |
| First quarter | $35.14 | $27.51 |
| Second quarter | $31.77 | $23.95 |
| Third quarter | $35.88 | $21.50 |
| Fourth quarter | $32.45 | $22.36 |
| **2006** | | |
| First quarter | $34.24 | $27.72 |
| Second quarter | $36.72 | $25.39 |
| Third quarter | $26.65 | $19.24 |
| Fourth quarter | $29.46 | $24.35 |
| **2007** | | |
| First quarter | $26.10 | $20.01 |
| Second quarter | $24.05 | $18.80 |
| Third quarter | $21.96 | $14.30 |
| Fourth quarter (through November 30, 2007) | $16.62 | $13.50 |

On November 30, 2007, the closing sale price of our common stock was $16.35 per share. On November 30, 2007, there were approximately 100 record holders and approximately 3,900 beneficial owners of our common stock.

In November 2005, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 1,000,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependant upon various factors, including price and availability of the shares, and general market conditions. At September 30, 2007, we have purchased an aggregate of 719,600 shares of common stock under the plan for an aggregate purchase price of approximately $14.8 million. The number and average price of shares purchased in each fiscal month of the fourth quarter of fiscal 2007 are set forth in the table below:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Maximum Number of Shares that May Yet Be Purchased Under the Plan |
|---|---|---|---|---|
| Jul. 1, 2007 — Jul. 31, 2007 | 60,000 | $19.30 | 60,000 | 633,700 |
| Aug. 1, 2007 — Aug. 31, 2007 | 323,300 | $18.69 | 323,300 | 310,400 |
| Sep. 1, 2007 — Sep. 30, 2007 | — | — | — | 310,400 |

**Item 6.** ***Selected Financial Data***

The following table contains certain financial and operating data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this report. The balance sheet and statement of operations data were derived from the consolidated financial statements and notes thereto that have been audited by Ernst & Young LLP, an independent registered certified public accounting firm. The financial data shown below should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

| | Fiscal Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2003(6) | 2004(6) | 2005(6) | 2006 | 2007 |
| | (Amounts in thousands except share, per share, and retail location data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Revenue | $ 607,501 | $ 762,009 | $ 947,347 | $ 1,213,541 | $ 1,255,985 |
| Cost of sales | 459,729 | 573,616 | 712,843 | 906,781 | 956,251 |
| Gross profit | 147,772 | 188,393 | 234,504 | 306,760 | 299,734 |
| Selling, general, and administrative expenses | 113,299 | 139,470 | 169,975 | 222,806 | 245,224 |
| Income from operations | 34,473 | 48,923 | 64,529 | 83,954 | 54,510 |
| Interest expense, net | 2,471 | 6,499 | 9,291 | 18,616 | 26,955 |
| Income before income tax provision | 32,002 | 42,424 | 55,238 | 65,338 | 27,555 |
| Income tax provision | 12,321 | 16,126 | 21,412 | 25,956 | 7,486 |
| Net income | $ 19,681 | $ 26,298 | $ 33,826 | $ 39,382 | $ 20,069 |
| Net income per share: | | | | | |
| Diluted | $ 1.26 | $ 1.58 | $ 1.88 | $ 2.08 | $ 1.04 |
| Weighted average number of shares: | | | | | |
| Diluted | 15,671,470 | 16,666,107 | 18,032,533 | 18,928,735 | 19,289,231 |
| **Other Data: (as of year-end)** | | | | | |
| Number of retail locations(1) | 65 | 67 | 71 | 87 | 88 |
| Sales per store(2)(4) | $ 11,900 | $ 12,831 | $ 16,386 | $ 17,064 | $ 15,246 |
| Same-store sales growth(3)(4) | 6% | 21% | 23% | 7% | (1)% |

| | September 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 67,003 | $ 88,013 | $163,431 | $153,465 | $170,389 |
| Total assets | 329,155 | 474,359 | 539,490 | 801,563 | 825,878 |
| Long-term debt (including current portion)(5) | 22,343 | 26,237 | 30,085 | 37,186 | 30,833 |
| Total stockholders' equity | 166,056 | 196,821 | 283,599 | 349,887 | 373,559 |

(1) Includes only those retail locations open at period end.

(2) Includes only those stores open for the entire preceding 12-month period.

(3) New and acquired stores are included in the comparable base at the end of the store's thirteenth month of operations.

(4) A store is one or more retail locations that are adjacent or operate as one entity. Sales per store and same-store sales growth is intended only as supplemental information and is not a substitute for Revenue or Net Income presented in accordance with generally accepted accounting principles.

(5) Amounts exclude our short-term borrowings for working capital and inventory financing.

(6) Amounts exclude the effects of stock based compensation expense recognized under the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," as the standard was adopted October 1, 2005.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following should be read in conjunction with Part I, including the matters set forth in the "Risk Factors" section of this Form 10-K, and our Consolidated Financial Statements and notes thereto included elsewhere in this Form 10-K.

### Overview

We are the largest recreational boat retailer in the United States with fiscal 2007 revenue in excess of $1.25 billion. Through our current 90 retail locations in 22 states, we sell new and used recreational boats and related marine products, including engines, trailers, parts, and accessories. We also arrange related boat financing, insurance, and extended warranty contracts; provide boat repair and maintenance services; and offer yacht and boat brokerage services, and where available, offer slip and storage accommodations.

MarineMax was incorporated in January 1998. We commenced operations with the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions in March 1998, we have significantly expanded our operations through the acquisition of 20 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. No significant acquisitions were completed during the fiscal years ended September 30, 2007 and 2005. The following are the acquisitions we completed during the fiscal year ended September 30, 2006.

During March 2006, we acquired substantially all of the assets and assumed certain liabilities of Surfside-3 Marina, Inc. (Surfside), a privately held boat dealership with eight locations in New York and Connecticut, for approximately $24.8 million in cash and 665,024 shares of common stock, plus $24.0 million in working capital adjustments including acquisition costs. The shares were valued at $33.71 per share, which was the average closing market price of our common stock for the five-day period beginning two days prior to and ending two days subsequent to the acquisition date. The acquisition expands our ability to serve consumers in the Northeast boating community and allows us to capitalize on Surfside's market position and leverage our inventory management and inventory financing resources over the acquired locations. Based on a third-party valuation, the purchase price, including acquisition costs, resulted in the recognition of approximately $40.0 million of tax deductible goodwill and approximately $16.4 million of tax deductible indefinite-lived intangible assets (dealer agreements). Surfside has been included in our consolidated financial statements since the date of acquisition.

During January 2006, we acquired substantially all of the assets, including certain real estate, and assumed certain liabilities of the Port Arrowhead Group (Port Arrowhead), a privately held boat dealership with locations in Missouri and Oklahoma, for approximately $27.5 million in cash, plus $5.0 million in working capital adjustments including acquisition costs. Port Arrowhead operates six retail locations, including a large marina with more than 300 slips. The acquisition expands our ability to serve consumers in the Midwest boating community, including neighboring boating destinations in Illinois, Kansas, and Arkansas. The acquisition also allows us to capitalize on Port Arrowhead's market position and leverage our inventory management and inventory financing resources over the acquired locations. Based on a third-party valuation, the purchase price, including acquisition costs, resulted in the recognition of approximately $6.0 million of tax deductible goodwill and approximately $2.0 million of tax deductible indefinite-lived intangible assets (dealer agreements). Port Arrowhead has been included in our consolidated financial statements since the date of acquisition.

### Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported and expected financial results.

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

*Revenue Recognition*

We recognize revenue from boat, motor, and trailer sales, and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize revenue from slip and storage services on a straight-line basis over the term of the slip or storage agreement. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution, or when the related boat sale is recognized. We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale.

Certain finance and extended warranty commissions and marketing fees on insurance products may be charged back if a customer terminates or defaults on the underlying contract within a specified period of time. Based upon our experience of repayments and defaults, we maintain a chargeback allowance that was not material to our financial statements taken as a whole as of September 30, 2006 or 2007. Should results differ materially from our historical experiences, we would need to modify our estimate of future chargebacks, which could have a material adverse effect on our operating margins.

*Vendor Consideration Received*

We account for consideration received from our vendors in accordance with Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to EITF 02-16, amounts received by us under our co-op assistance programs from our manufacturers, are netted against related advertising expenses.

*Inventories*

Inventory costs consist of the amount paid to acquire the inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on the first-in, first-out basis, or market. If the carrying amount of our inventory exceeds its fair value, we reduce the carrying amount to reflect fair value. We utilize our historical experience and current sales trends as the basis for our lower of cost or market analysis. If events occur and market conditions change, causing the fair value to fall below carrying value, further reductions may be required.

*Valuation of Goodwill and Other Intangible Assets*

We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of goodwill or an identifiable intangible asset exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed our last annual impairment test during the fourth quarter of fiscal 2007, based on financial information as of the third quarter of fiscal 2007, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142. We will continue to test goodwill and identifiable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Prior to the adoption of SFAS 142, all purchase price in excess of the net tangible assets was recorded as goodwill and no identifiable intangible assets were recognized. Net goodwill and identifiable intangible assets amounted to $97.5 million and $23.7 million, respectively, at September 30, 2007.

The most significant estimates used in our goodwill valuation model include estimates of the future growth in our cash flows and future working capital needs to support our projected growth. Should circumstances change causing these assumptions to differ materially than expected, our goodwill may become impaired, resulting in a material adverse effect on our operating margins.

*Impairment of Long-Lived Assets*

Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. To date, we have not recognized any impairment of long-lived assets in connection with SFAS 144.

*Stock-Based Compensation*

Prior to October 1, 2005, we accounted for our share-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations and disclosure requirements established by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" (SFAS 148). Under APB 25, because the grant price was equal to or greater than fair value no compensation expense was recorded in earnings for our stock options and awards granted under our employee stock purchase plan (ESPP). The pro forma effects on net income and earnings per share for stock options and ESPP awards were disclosed in a footnote to the financial statements. Compensation expense was recorded in earnings for non-vested common stock awards (restricted stock awards and restricted stock units) and Board of Director fees.

Effective October 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R) for our share-based compensation plans. We adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized in fiscal 2006 and 2007 includes (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to September 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. As a result of our adoption of SFAS 123R, we recorded compensation expense for stock options of approximately $3.5 million and $3.7 million before tax, or $0.15 and $0.15 per diluted share after-tax for the fiscal years ended September 30, 2006 and 2007.

*Income Taxes*

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We operate in multiple states with varying tax laws and are subject to both federal and state audits of our tax filings. We make estimates to determine that our tax reserves are adequate to cover audit adjustments, if any. Actual audit results could vary from the estimates recorded by us. As the number of years that are open for tax audits vary depending on tax jurisdiction, a number of years may elapse before a particular matter is audited and finally resolved. While it is often difficult to predict the final outcome or timing of resolution of a particular tax matter, we believe that our consolidated financial statements reflect the appropriate outcome of known tax contingencies.

For a more comprehensive list of our accounting policies, including those which involve varying degrees of judgment, see Note 3 — "Significant Accounting Policies" of Notes to Consolidated Financial Statements.

**Results of Operations**

The following table sets forth certain financial data as a percentage of revenue for the periods indicated:

| | Fiscal Year Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2006 | | 2007 | |
| | (Amounts in thousands) | | | | | |
| Revenue | $947,347 | 100.0% | $1,213,541 | 100.0% | $1,255,985 | 100.0% |
| Cost of sales | 712,843 | 75.2% | 906,781 | 74.7% | 956,251 | 76.1% |
| Gross profit | 234,504 | 24.8% | 306,760 | 25.3% | 299,734 | 23.9% |
| Selling, general, and administrative expenses | 169,975 | 17.9% | 222,806 | 18.4% | 245,224 | 19.6% |
| Income from operations | 64,529 | 6.9% | 83,954 | 6.9% | 54,510 | 4.3% |
| Interest expense, net | 9,291 | 1.0% | 18,616 | 1.5% | 26,955 | 2.1% |
| Income before income tax provision | 55,238 | 5.9% | 65,338 | 5.4% | 27,555 | 2.2% |
| Income tax provision | 21,412 | 2.3% | 25,956 | 2.2% | 7,486 | 0.6% |
| Net income | $ 33,826 | 3.6% | $ 39,382 | 3.2% | $ 20,069 | 1.6% |

***Fiscal Year Ended September 30, 2007 Compared with Fiscal Year Ended September 30, 2006***

*Revenue.* Revenue increased $42.4 million, or 3.5%, to $1.25 billion for the fiscal year ended September 30, 2007 from $1.21 billion for the fiscal year ended September 30, 2006. Of this increase, $50.8 million was attributable to stores opened, closed, or acquired that were not eligible for inclusion in the comparable-store base, partially offset by a decline of $8.4 million attributable to a less than 1% decline in comparable-store sales in fiscal 2007. The 1% decline in same-store sales was net of an increase in revenue from our parts, service, finance, and insurance products of approximately $6.2 million. The decline in our same-store sales was due to softer economic conditions which have adversely impacted our retail sales.

*Gross Profit.* Gross profit decreased $7.1 million, or 2.3%, to $299.7 million for the fiscal year ended September 30, 2007 from $306.8 million for the fiscal year ended September 30, 2006. Gross profit as a percentage of revenue decreased to 23.9% for fiscal 2007 from 25.3% for fiscal 2006. This decrease was primarily attributable to a margin reduction on boat sales as we became more aggressive in the softer market place in order to achieve our sales volume.

*Selling, General, and Administrative Expenses.* Selling, general, and administrative expenses increased $22.4 million, or 10.0%, to $245.2 million for the fiscal year ended September 30, 2007 from $222.8 million for the fiscal year ended September 30, 2006. Selling, general, and administrative expenses as a percentage of revenue increased approximately 115 basis points to 19.6% for the year ended September 30, 2007 from 18.4% for the year ended September 30, 2006. For fiscal 2007, we recorded $2.1 million of business interruption insurance proceeds that was received for claims associated with Hurricane Wilma in 2006; we recorded a $1.0 million gain from the sale of our jet; and we recorded a $600,000 gain related to insurance proceeds we received associated with the snow and ice storm damage at certain Missouri locations. We recorded these items as a reduction to selling, general, and administrative expenses. Excluding these items, selling, general, and administrative expenses as a percent of revenue was 19.8% for the year ended September 30, 2007. This approximate 145 basis point increase in selling, general, and administrative expenses as a percentage of revenue was primarily attributable to the reported same-store sales decline and increased personnel and marketing related costs incurred to drive retail sales in a softer retail environment.

*Interest Expense.* Interest expense increased $8.4 million, or 44.8%, to $27.0 million for the fiscal year ended September 30, 2007 from $18.6 million for the fiscal year ended September 30, 2006. Interest expense as a percentage of revenue increased to 2.1% for fiscal 2007 from 1.5% for fiscal 2006. The increase was primarily a result of increased borrowings associated with our revolving credit facility and mortgages, which accounted for an increase in interest expense of approximately $6.8 million and a less favorable interest rate environment, which accounted for an increase of approximately $1.6 million in interest expense.

*Income Tax Provision.* Income taxes decreased $18.5 million, or 71.2%, to $7.5 million for the fiscal year ended September 30, 2007 from $26.0 million for the fiscal year ended September 30, 2006, primarily as a result of our decreased earnings. Our effective tax rate decreased to 27.2% for the fiscal year ended September 30, 2007 from 39.7% for the fiscal year ended September 30, 2006, primarily as a result of the settlement of certain tax positions under an initiative offered by one of the states in which we conduct operations. As a result of this settlement, we reduced the reserve for contingent income taxes by approximately $5.2 million and reduced income tax expense by approximately $3.8 million for the fiscal year ended September 30, 2007. Without this reduction, the effective tax rate would have been approximately 40.9% for the fiscal year ended September 30, 2007.

***Fiscal Year Ended September 30, 2006 Compared with Fiscal Year Ended September 30, 2005***

*Revenue.* Revenue increased $266.2 million, or 28.1%, to $1.2 billion for the fiscal year ended September 30, 2006 from $947.3 million for the fiscal year ended September 30, 2005. Of this increase, $204.9 million was attributable to stores opened or acquired that were not eligible for inclusion in the comparable-store base and $61.3 million was attributable to a 6.5% growth in comparable-store sales for fiscal 2006. The increase in comparable-store sales for fiscal 2006 resulted primarily from an increase of approximately $45.2 million in boat and yacht sales. This increase in boat and yacht sales on a comparable-store basis helped generate an increase in revenue from our parts, service, finance, and insurance products of approximately $16.1 million.

*Gross Profit.* Gross profit increased $72.3 million, or 30.8%, to $306.8 million for the fiscal year ended September 30, 2006 from $234.5 million for the fiscal year ended September 30, 2005. Gross profit as a percentage of revenue increased to 25.3% for fiscal 2006 from 24.8% for fiscal 2005. This increase was primarily attributable to an increase in service, finance, insurance, parts, and brokerage revenue, which generally yield higher gross margins than boat sales, and an increase in manufacturer programs in place for the year ended September 30, 2006. The increase in gross profit was partially offset by a decrease in gross margins on boat sales, coupled with an increase in yacht sales, which generally yield lower gross margins than boat sales.

*Selling, General, and Administrative Expenses.* Selling, general, and administrative expenses increased $52.8 million, or 31.1%, to $222.8 million for the fiscal year ended September 30, 2006 from $170.0 million for the fiscal year ended September 30, 2005. Selling, general, and administrative expenses as a percentage of revenue increased approximately 50 basis points to 18.4% for the year ended September 30, 2006 from 17.9% for the year ended September 30, 2005. For fiscal 2006, the increase as a percentage of revenue was attributable to approximately $3.5 million of stock option compensation expense, resulting from the adoption of SFAS 123R and approximately $1.2 million of hurricane related expenses to move and repair inventory (net of related insurance reimbursements) and uninsured losses to our locations. Additionally, our selling, general, and administrative expenses as a percentage of revenue increased as a result of increased marketing and commission expenses associated with achieving our level of comparable-store sales growth, increased facilities, and other costs associated with new and acquired stores.

*Interest Expense.* Interest expense increased $9.3 million, or 100.4%, to $18.6 million for the fiscal year ended September 30, 2006 from $9.3 million for the fiscal year ended September 30, 2005. Interest expense as a percentage of revenue increased to 1.5% for fiscal 2006 from 1.0% for fiscal 2005. The increase was primarily a result of increased borrowings associated with our revolving credit facility and mortgages, which accounted for an increase in interest expense of approximately $5.7 million and a less favorable interest rate environment, which accounted for an increase of approximately $3.6 million in interest expense.

*Income Tax Provision.* Income taxes increased $4.5 million, or 21.2%, to $26.0 million for the fiscal year ended September 30, 2006 from $21.4 million for the fiscal year ended September 30, 2005 as a result of increased earnings. Our effective tax rate increased to 39.7% for the fiscal year ended September 30, 2006 from 38.8% for the fiscal year ended September 30, 2005 as a result of the adoption of SFAS 123R.

**Quarterly Data and Seasonality**

Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. With the exception of Florida, we generally realize significantly lower sales and higher levels of inventories, and related short-term borrowings, in the quarterly periods ending December 31 and March 31. The onset of the public boat and recreation shows in January stimulates boat sales and allows us to reduce our inventory levels and related short-term borrowings throughout the remainder of the fiscal year. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

Our business is also subject to weather patterns, which may adversely affect our results of operations. For example, drought conditions (or merely reduced rainfall levels) or excessive rain may close area boating locations or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Hurricanes and other storms could result in disruptions of our operations or damage to our boat inventories and facilities, as was the case during fiscal 2005 and 2006 when Florida and other markets were affected by numerous hurricanes. Although our geographic diversity is likely to reduce the overall impact to us of adverse weather conditions in any one market area, these conditions will continue to represent potential, material adverse risks to us and our future financial performance.

**Liquidity and Capital Resources**

Our cash needs are primarily for working capital to support operations, including new and used boat and related parts inventories, off-season liquidity, and growth through acquisitions and new store openings. We regularly monitor the aging of our inventories and current market trends to evaluate our current and future inventory needs. We also use this evaluation in conjunction with our review of our current and expected operating performance and expected growth to determine the adequacy of our financing needs. These cash needs have historically been financed with cash generated from operations and borrowings under our line of credit facility. We currently depend upon dividends and other payments from our consolidated operating subsidiaries and our line of credit facility to fund our current operations and meet our cash needs. Currently, no agreements exist that restrict this flow of funds from our operating subsidiaries.

For the fiscal year ended September 30, 2005, cash used in operating activities was approximately $13.8 million. For the fiscal years ended September 30, 2006 and 2007, cash provided by operating activities approximated $9.4 million and $20.0 million, respectively. For the fiscal year ended September 30, 2005, cash used in operating activities was due primarily to a decrease in accounts payable due to the timing of certain payments to our manufacturers and an increase in inventories due to the continued expansion of existing product lines and to ensure appropriate inventory levels, partially offset by net income and an increase in customer deposits. For the fiscal year ended September 30, 2006, cash provided by operating activities was due primarily to net income, adjusted for non-cash depreciation, amortization, and stock based compensation charges, and increases in accounts payable and accrued expenses, partially offset by an increase in accounts receivable due to increased revenues, an increase in inventories to ensure appropriate inventory levels, and a decrease in customer deposits. For the fiscal year ended September 30, 2007, cash provided by operating activities was due primarily to net income, adjusted for non-cash depreciation, amortization, and stock based compensation charges, and increases in customer deposits and accrued expenses, partially offset by a decrease in accounts payable, and an increase in inventories to ensure appropriate inventory levels.

For the fiscal years ended September 30, 2005, 2006, and 2007, cash used in investing activities was approximately $17.9 million, $95.4 million, and $9.4 million, respectively. For the fiscal year ended September 30, 2006, cash used in investing activities was primarily used in business acquisitions and to purchase property and equipment associated with opening new retail facilities or improving and relocating existing retail facilities. For the fiscal year ended September 30, 2005, cash used in investing activities was primarily used to purchase property and equipment associated with opening new retail facilities or improving and relocating existing retail facilities. For the fiscal year ended September 30, 2007, cash used in investing activities was primarily used to purchase property and equipment associated with opening new retail facilities or improving and relocating existing retail facilities and in the finalization of certain business acquisitions, partially offset by proceeds received from the sale and involuntary conversion of property and equipment.

For the fiscal years ended September 30, 2005 and 2006, cash provided by financing activities was approximately $43.9 million and $83.9 million, respectively. For the fiscal year ended September 30, 2007, cash used in financing activities was approximately $5.3 million. For the fiscal year ended September 30, 2005, cash provided by financing activities was primarily attributable to proceeds from common shares issued through the February 2005 public offering, upon the exercise of stock options, and stock purchases under our employee stock purchase plan, partially offset by net repayments on short-term borrowings as a result of using the proceeds from the issuance of common shares through the February 2005 public offering and repayments of long-term debt. For the fiscal year ended September 30, 2006, cash provided by financing activities was primarily attributable to proceeds from net borrowings on short-term borrowings as a result of increased inventory levels and borrowings on long-term debt on equipment and real estate acquired, and proceeds from common shares issued upon the exercise of stock options and under the employee stock purchase plan, partially offset by purchases of treasury stock and repayments of long-term debt. For the fiscal year ended September 30, 2007, cash used in financing activities was primarily attributable to purchases of treasury stock and repayments of long-term debt, partially offset by proceeds from net borrowings on short-term borrowings as a result of increased inventory levels, and proceeds from common shares issued upon the exercise of stock options and under the employee stock purchase plan.

As of September 30, 2007, our indebtedness totaled approximately $356.8 million, of which approximately $30.8 million was associated with our real estate holdings and $326.0 million was associated with financing our inventory and working capital needs.

During June 2007, we entered into an amendment of our existing credit facility, which modified the definition of "Fixed Charges Coverage Ratio" and extended the term of our second amended and restated credit and security agreement entered into in June 2006 with the same lenders. The amended credit facility matures in May 2012, with two one-year renewal options. At September 30, 2007, we were in compliance with all of the credit facility covenants.

Prior to June 2007, we entered into a second amended and restated credit and security agreement with eight financial institutions during June 2006. The credit facility provides us a line of credit with asset-based borrowing availability of up to $500 million for working capital and inventory financing, with the amount of permissible borrowings determined pursuant to a borrowing base formula. The credit facility also permits approved-vendor floorplan borrowings of up to $20 million. The credit facility accrues interest at LIBOR plus 150 to 260 basis points, with the interest rate based upon the ratio of our net outstanding borrowings to our tangible net worth. The credit facility is secured by our inventory, accounts receivable, equipment, furniture, and fixtures. The credit facility requires us to satisfy certain covenants, including maintaining a leverage ratio tied to our tangible net worth. The other terms and conditions of the new credit facility are generally similar to the previous credit facility. The credit facility extended the maturity of the credit facility to May 2011, with two one-year renewal options. For the periods ending September 30, 2006 and 2005 the credit facility provided us with asset-based borrowing availability up to $500 million and $340 million, and accrued interest at a rate of LIBOR plus 150 to 260 basis points.

During the fiscal years ended September 30, 2005, 2006, and 2007, we completed the acquisition of two marine retail operations. We acquired the net assets, related property, and buildings and assumed or retired certain liabilities, including the outstanding floorplan obligations related to new boat inventories, for approximately $52.3 million in cash, plus $29.0 million in working capital adjustments, including acquisition costs, and 665,024 shares of common stock valued at $33.71 per share.

Except as specified in this "Management's Discussion and Analysis of Financial Condition, and Results of Operations" and in our consolidated financial statements, we have no material commitments for capital for the next 12 months. We believe that our existing capital resources will be sufficient to finance our operations for at least the next 12 months, except for possible significant acquisitions.

### Contractual Commitments and Commercial Commitments

The following table sets forth a summary of our material contractual obligations and commercial commitments as of September 30, 2007:

| Year Ending September 30, | Line of Credit | Long-Term Debt | Operating Leases | Total |
|---|---|---|---|---|
| | | (Amounts in thousands) | | |
| 2008 | $326,000 | $ 4,396 | $10,550 | $340,946 |
| 2009 | — | 4,474 | 8,566 | 13,040 |
| 2010 | — | 4,563 | 7,743 | 12,306 |
| 2011 | — | 3,902 | 6,956 | 10,858 |
| 2012 | — | 3,705 | 5,415 | 9,120 |
| Thereafter | — | 9,793 | 16,622 | 26,415 |
| Total | $326,000 | $30,833 | $55,852 | $412,685 |

### Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At September 30, 2007, approximately 98.3% of our short- and long-term debt bore interest at variable rates, generally tied to a reference rate such as the LIBOR rate or the prime rate of interest of certain banks. Changes in interest rates on loans from these financial institutions could affect our earnings as a result of interest rates charged on certain underlying obligations that are variable. At September 30, 2007, a hypothetical 100 basis point increase in interest rates on our variable rate obligations would have resulted in an increase of approximately $3.5 million in annual pre-tax interest expense. This estimated increase is based upon the outstanding balances of all of our variable rate obligations and assumes no mitigating changes by us to reduce the outstanding balances or additional interest assistance that would be received from vendors due to the hypothetical interest rate increase.

Products purchased from the Italy-based Ferretti Group are subject to fluctuations in the Euro to U.S. dollar exchange rate, which ultimately may impact the retail price at which we can sell such products. Accordingly, fluctuations in the value of the Euro as compared with the U.S. dollar may impact the price points at which we can sell profitably Ferretti Group products, and such price points may not be competitive with other product lines in the

United States. Accordingly, such fluctuations in exchange rates ultimately may impact the amount of revenue, cost of goods sold, cash flows, and earnings we recognize for the Ferretti Group product line. We cannot predict the effects of exchange rate fluctuations on our operating results. In certain cases, we may enter into foreign currency cash flow hedges to reduce the variability of cash flows associated with forecasted purchases of boats and yachts from Ferretti Group. We are not currently engaged in material foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in material foreign currency exchange hedging transactions, we cannot assure that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.

### Item 8. *Financial Statements and Supplementary Data*

Reference is made to the financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statement, notes, and report are incorporated herein by reference.

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

### Item 9A. *Controls and Procedures*

#### Evaluation of Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of September 30, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our quarterly reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the fiscal year covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to the date of their evaluation, there have not been any significant changes in our internal controls or in other facts that could significantly affect these controls, including any corrective action with regard to significant deficiencies and material weaknesses.

#### Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of September 30, 2007 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, the Company used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on its evaluation, management concluded that its internal control over financial reporting was effective as of September 30, 2007.

The Company's internal control over financial reporting as of September 30, 2007 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which appears below.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
MarineMax, Inc.

We have audited MarineMax, Inc.'s internal control over financial reporting as of September 30, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission (the COSO criteria). MarineMax, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MarineMax, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MarineMax, Inc. as of September 30, 2007 and 2006, and the related statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2007 of MarineMax, Inc. and our report dated December 6, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants
Tampa, Florida
December 6, 2007

**Item 9B.** ***Other Information***

Not applicable.

## PART III

**Item 10.** ***Directors, Executive Officers, and Corporate Governance***

The information required by this Item relating to our directors is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2008 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers included in "Business — Executive Officers."

**Item 11.** ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2008 Annual Meeting of Stockholders.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2008 Annual Meeting of Stockholders.

**Item 13.** ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2008 Annual Meeting of Stockholders.

**Item 14.** ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filled pursuant to Regulation 14A of the Exchange Act for our 2008 Annual Meeting of Stockholders.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

**(a) Financial Statements and Financial Statement Schedules**

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) No financial statement schedules are included because such schedules are not applicable, are not required, or because required information is included in the consolidated financial statements or notes thereto.

**(b) Exhibits**

| Exhibit Number | Exhibit |
|---|---|
| 3.1 | Restated Certificate of Incorporation of the Registrant, including all amendments to date(1) |
| 3.2 | Amended and Restated Bylaws of the Registrant(13) |
| 3.3 | Certificate of Designation of Series A Junior Participating Preferred Stock(1) |
| 4.1 | Specimen of Common Stock Certificate(1) |
| 4.2 | Rights Agreement, dated August 28, 2001 between Registrant and American Stock Transfer & Trust Company, as Rights Agent(2) |
| 10.1(k) | Asset Purchase Agreement dated as of March 30, 2006 among MarineMax of New York, Inc.; Surfside-3 Marina, Inc.; Matthew Barbara, Paul Barbara, Diane Keeney, and Angela Chianese; and certain affiliates of Surfside-3 Marina, Inc. (Form 10-Q filed May 10, 2006)(3) |
| 10.3(h) | Employment Agreement between Registrant and William H. McGill Jr.(4) |
| 10.3(i) | Employment Agreement between Registrant and Michael H. McLamb(4) |
| 10.3(j) | Employment Agreement between Registrant and Edward A. Russell(4) |
| 10.4 | 1998 Incentive Stock Plan, as amended through November 15, 2000(5) |
| 10.5 | 1998 Employee Stock Purchase Plan(6) |
| 10.12 | Agreement Relating to Acquisitions between Registrant and Brunswick Corporation, dated December 7, 2005(9) |
| 10.18(a)† | Hatteras Sales and Service Agreement, effective August 1, 2006 among the Registrant, MarineMax Motor Yachts, LLC, and Hatteras Yachts Division of Brunswick Corporation(7) |
| 10.19 | Second Amended and Restated Credit and Security Agreement dated June 19, 2006 among the Registrant and its subsidiaries as Borrowers, Keybank Bank, N.A., Bank of America, N.A., and various other lenders, as Lenders(8) |
| 10.20 | Agreement Relating to Acquisitions between Registrant and Brunswick Corporation, dated December 7, 2005(9) |
| 10.20(a) | Sea Ray Sales and Service Agreement(9) |
| 10.21 | Second Amended and Restated Credit and Security Agreement dated June 19, 2006 among the Registrant and its subsidiaries, as Borrowers, and Bank of America, N.A., KeyBank, N.A., General Electric Commercial Distribution Finance Corporation, Wachovia Bank, N.A., Wells Fargo Bank, N.A., National City Bank, N.A., U.S. Bank, N.A., and Branch Banking and Trust Company, as Lenders(8) |
| 10.21(a) | First Amendment to Second Amended and Restated Credit and Security Agreement executed on June 5, 2007 effective as of May 31, 2007 among the Registrant and its subsidiaries, as Borrowers, and Bank of America, N.A., Keybank, N.A., General Electric Commercial Distribution Finance Corporation, Wachovia Bank, N.A., Wells Fargo Bank, N.A., National City Bank, N.A., U.S. Bank, N.A. and Branch Banking and Trust Company, as Lenders(10) |
| 10.22 | MarineMax, Inc. 2007 Incentive Compensation Plan(11) |
| 10.23 | Form Stock Option Agreement for 2007 Incentive Compensation Plan(11) |
| 10.24 | Form Restricted Stock Unit Award Agreement for 2007 Incentive Compensation Plan(11) |

| Exhibit Number | Exhibit |
|---|---|
| 10.25 | Director Fee Share Purchase Program(12) |
| 21 | List of Subsidiaries |
| 23 | Consent of Ernst & Young LLP |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended. |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended. |
| 32.1 | Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

---

† Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(1) Incorporated by reference to Registration Statement on Form 10-K for the year ended September 30, 2001, as filed on December 20, 2001.

(2) Incorporated by reference to Registrant's Form 8-K Report dated September 30, 1998, as filed on October 20, 1998.

(3) Incorporated by reference to Registrant's Form 10-Q for the quarter ended March 31, 2006, as filed on May 10, 2006.

(4) Incorporated by reference to Registrant's Form 8-K, as filed on June 13, 2006.

(5) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended December 31, 2001, as filed on February 14, 2002.

(6) Incorporated by reference to Registration Statement on Form S-1 (Registration 333-47873).

(7) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended March 31, 2007, as filed on May 7, 2007.

(8) Incorporated by reference to Registrant's Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 4, 2006.

(9) Incorporated by reference to Registrant's Form 8-K as filed on December 9, 2005.

(10) Incorporated by reference to Registrant's Form 8-K as filed on June 11, 2007.

(11) Incorporated by reference to Registrant's Form 8-K as filed on March 6, 2007.

(12) Incorporated by reference to Registrant's Form S-8 (File No. 333-141657) as filed March 29, 2007.

(13) Incorporated by reference to Registrant's Form 8-K as filed on November 9, 2007.

**(c) Financial Statement Schedules**

(1) See Item 15(a) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARINEMAX, INC.

/s/ WILLIAM H. MCGILL JR.

William H. McGill Jr.
*Chairman of the Board and Chief Executive Officer*

Date: December 11, 2007

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ WILLIAM H. MCGILL JR.<br>William H. McGill Jr. | Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer) | December 11, 2007 |
| /s/ MICHAEL H. MCLAMB<br>Michael H. McLamb | Executive Vice President, Chief Financial Officer, Secretary, and Director (Principal Accounting and Financial Officer) | December 11, 2007 |
| /s/ HILLIARD M. EURE III<br>Hilliard M. Eure III | Director | December 11, 2007 |
| /s/ JOHN B. FURMAN<br>John B. Furman | Director | December 11, 2007 |
| /s/ ROBERT S. KANT<br>Robert S. Kant | Director | December 11, 2007 |
| /s/ JOSEPH A. WATTERS<br>Joseph A. Watters | Director | December 11, 2007 |
| /s/ DEAN S. WOODMAN<br>Dean S. Woodman | Director | December 11, 2007 |

## MARINEMAX, INC. AND SUBSIDIARIES

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


| | Page |
|---|---|
| CONSOLIDATED FINANCIAL STATEMENTS | |
| Report of Independent Registered Public Accounting Firm | F-2 |
| Consolidated Balance Sheets | F-3 |
| Consolidated Statements of Operations | F-4 |
| Consolidated Statements of Comprehensive Income | F-5 |
| Consolidated Statements of Stockholders' Equity | F-6 |
| Consolidated Statements of Cash Flows | F-7 |
| Notes to Consolidated Financial Statements | F-8 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
MarineMax, Inc.

We have audited the accompanying consolidated balance sheets of MarineMax, Inc. and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarineMax, Inc. and subsidiaries at September 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MarineMax, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 6, 2007 expressed an unqualified opinion.

/s/ Ernst & Young LLP

Certified Public Accountants
Tampa, Florida
December 6, 2007

## MARINEMAX, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except share and per share data)

| | September 30, 2006 | September 30, 2007 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 25,113 | $ 30,375 |
| Accounts receivable, net | 57,589 | 57,333 |
| Inventories, net | 462,847 | 478,039 |
| Prepaid expenses and other current assets | 8,445 | 8,997 |
| Deferred tax assets | 4,486 | 6,485 |
| Total current assets | 558,480 | 581,229 |
| Property and equipment, net | 122,215 | 118,960 |
| Goodwill and other intangible assets, net | 116,195 | 121,174 |
| Other long-term assets | 4,673 | 4,515 |
| Total assets | $801,563 | $825,878 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 37,398 | $ 19,980 |
| Customer deposits | 17,170 | 33,420 |
| Accrued expenses | 24,415 | 27,044 |
| Short-term borrowings | 321,500 | 326,000 |
| Current maturities of long-term debt | 4,532 | 4,396 |
| Total current liabilities | 405,015 | 410,840 |
| Deferred tax liabilities | 11,639 | 11,971 |
| Long-term debt, net of current maturities | 32,654 | 26,437 |
| Other long-term liabilities | 2,368 | 3,071 |
| Total liabilities | 451,676 | 452,319 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued or outstanding at September 30, 2006 and 2007 | — | — |
| Common stock, $.001 par value; 24,000,000 shares authorized, 18,529,524 and 18,379,864 shares issued and outstanding at September 30, 2006 and 2007, respectively | 19 | 19 |
| Additional paid-in capital | 156,618 | 167,912 |
| Retained earnings | 200,306 | 220,375 |
| Accumulated other comprehensive income | 507 | 28 |
| Treasury stock, at cost, 336,300 and 719,600 shares held at September 30, 2006 and 2007, respectively | (7,563) | (14,775) |
| Total stockholders' equity | 349,887 | 373,559 |
| Total liabilities and stockholders' equity | $801,563 | $825,878 |

See accompanying notes.

## MARINEMAX, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(Amounts in thousands except share and per share data)**

| | For the Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Revenue | $ 947,347 | $ 1,213,541 | $ 1,255,985 |
| Cost of sales | 712,843 | 906,781 | 956,251 |
| Gross profit | 234,504 | 306,760 | 299,734 |
| Selling, general, and administrative expenses | 169,975 | 222,806 | 245,224 |
| Income from operations | 64,529 | 83,954 | 54,510 |
| Interest expense | 9,291 | 18,616 | 26,955 |
| Income before income tax provision | 55,238 | 65,338 | 27,555 |
| Income tax provision | 21,412 | 25,956 | 7,486 |
| Net income | $ 33,826 | $ 39,382 | $ 20,069 |
| Basic net income per common share | $ 2.01 | $ 2.18 | $ 1.08 |
| Diluted net income per common share | $ 1.88 | $ 2.08 | $ 1.04 |
| Weighted average number of common shares used in computing net income per common share: | | | |
| Basic | 16,815,445 | 18,028,562 | 18,618,611 |
| Diluted | 18,032,533 | 18,928,735 | 19,289,231 |

See accompanying notes.

## MARINEMAX, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

| | For the Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| Net income | $33,826 | $39,382 | $20,069 |
| Other comprehensive income: | | | |
| Change in fair market value of derivative instruments, net of tax of $318 and tax benefit of $300 for the years ended September 30, 2006 and 2007, respectively | — | 507 | (479) |
| Reclassification adjustment for gains included in net income, net of tax of $62 for the year ended September 30, 2007 | — | — | (100) |
| Comprehensive income | $33,826 | $39,889 | $19,490 |

See accompanying notes.

## MARINEMAX, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
**(Amounts in thousands except share data)**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Deferred Stock Compensation | Accumulated Other Comprehensive Income | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| BALANCE, September 30, 2004 | 15,711,012 | $16 | $ 70,325 | $127,098 | $ — | $ — | $ (618) | $196,821 |
| Net income | — | — | — | 33,826 | — | — | — | 33,826 |
| Shares issued under employee stock purchase plan | 51,727 | — | 1,018 | — | — | — | — | 1,018 |
| Shares issued upon exercise of stock options | 379,567 | — | 4,268 | — | — | — | — | 4,268 |
| Shares issued through public offering | 1,429,000 | 2 | 44,201 | — | — | — | — | 44,203 |
| Stock-based compensation | 106,781 | — | 3,132 | — | (3,027) | — | — | 105 |
| Amortization of deferred stock compensation | — | — | — | — | 630 | — | — | 630 |
| Tax benefits of options exercised | — | — | 2,728 | — | — | — | — | 2,728 |
| BALANCE, September 30, 2005 | 17,678,087 | 18 | 125,672 | 160,924 | (2,397) | — | (618) | 283,599 |
| Net income | — | — | — | 39,382 | — | — | — | 39,382 |
| Purchase of treasury stock | (306,300) | — | — | — | — | — | (6,945) | (6,945) |
| Reclassification resulting from adoption of SFAS 123R | — | — | (2,397) | — | 2,397 | — | — | — |
| Shares issued under employee stock purchase plan | 59,197 | — | 1,283 | — | — | — | — | 1,283 |
| Shares issued upon exercise of stock options | 253,353 | — | 2,581 | — | — | — | — | 2,581 |
| Stock-based compensation | 180,163 | — | 5,567 | — | — | — | — | 5,567 |
| Shares issued upon business acquisition | 665,024 | 1 | 22,417 | — | — | — | — | 22,418 |
| Tax benefits of options exercised | — | — | 1,495 | — | — | — | — | 1,495 |
| Change in fair market value of derivative instruments, net of tax | — | — | — | — | — | 507 | — | 507 |
| BALANCE, September 30, 2006 | 18,529,524 | 19 | 156,618 | 200,306 | — | 507 | (7,563) | 349,887 |
| Net income | — | — | — | 20,069 | — | — | — | 20,069 |
| Purchase of treasury stock | (383,300) | — | — | — | — | — | (7,212) | (7,212) |
| Shares issued under employee stock purchase plan | 78,665 | — | 1,631 | — | — | — | — | 1,631 |
| Shares issued upon exercise of stock options | 149,780 | — | 1,587 | — | — | — | — | 1,587 |
| Stock-based compensation | 5,195 | — | 7,307 | — | — | — | — | 7,307 |
| Tax benefits of options exercised | — | — | 769 | — | — | — | — | 769 |
| Change in fair market value of derivative instruments, net of tax | — | — | — | — | — | (479) | — | (479) |
| BALANCE, September 30, 2007 | 18,379,864 | $19 | $167,912 | $220,375 | $ — | $ 28 | $(14,775) | $373,559 |

See accompanying notes.

## MARINEMAX, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

| | For the Year Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2006 | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 33,826 | $ 39,382 | $ 20,069 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 6,118 | 8,607 | 9,350 |
| Deferred income tax provision (benefit) | 363 | 1,020 | (1,367) |
| Gain on sale of property and equipment | (136) | (42) | (1,030) |
| Gain on involuntary conversion of property and equipment | — | — | (613) |
| Stock-based compensation expense | 735 | 5,567 | 7,307 |
| Tax benefits of options exercised | 2,728 | 1,495 | 769 |
| Excess tax benefits from stock-based compensation | — | (1,127) | (546) |
| (Increase) decrease in — | | | |
| Accounts receivable, net | (1,258) | (21,385) | 256 |
| Inventories, net | (31,143) | (25,334) | (15,192) |
| Prepaid expenses and other assets | (659) | (1,093) | (1,172) |
| Increase (decrease) in — | | | |
| Accounts payable | (37,720) | 20,196 | (17,418) |
| Customer deposits | 9,876 | (21,988) | 16,250 |
| Accrued expenses | 3,471 | 4,104 | 3,332 |
| Net cash (used in) provided by operating activities | (13,799) | 9,402 | 19,995 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of property and equipment | (17,795) | (10,164) | (9,507) |
| Cash used in business investment | — | (4,007) | — |
| Net cash used in acquisitions of businesses, net assets, and intangible assets | (650) | (81,369) | (4,847) |
| Proceeds from sale of property and equipment | 571 | 105 | 2,915 |
| Proceeds from involuntary conversion of property and equipment | — | — | 2,007 |
| Net cash used in investing activities | (17,874) | (95,435) | (9,432) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Borrowings of long-term debt | 3,271 | 12,240 | — |
| Repayments of long-term debt | (3,463) | (5,140) | (6,353) |
| Net (repayments) borrowings on short-term borrowings | (5,429) | 78,729 | 4,500 |
| Purchases of treasury stock | — | (6,945) | (7,212) |
| Net proceeds from issuance of common stock through public offering | 44,203 | — | — |
| Excess tax benefits from stock-based compensation | — | 1,127 | 546 |
| Net proceeds from issuance of common stock under option and employee purchase plans | 5,286 | 3,864 | 3,218 |
| Net cash provided by (used in) financing activities | 43,868 | 83,875 | (5,301) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS: | 12,195 | (2,158) | 5,262 |
| CASH AND CASH EQUIVALENTS, beginning of period | 15,076 | 27,271 | 25,113 |
| CASH AND CASH EQUIVALENTS, end of period | $ 27,271 | $ 25,113 | $ 30,375 |
| Supplemental Disclosures of Non-Cash Financing Activities: | | | |
| Long-term debt assumed for property and equipment purchases | $ 4,040 | $ — | $ — |
| Supplemental Disclosure of Non-Cash Investing Activities: | | | |
| Common stock issued in connection with business acquisition | $ — | $ 22,418 | $ — |

See accompanying notes.

## MARINEMAX, INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. COMPANY BACKGROUND AND BASIS OF PRESENTATION:

We were incorporated in Delaware in January 1998 and are the largest recreational boat retailer in the United States. We engage primarily in the retail sale, brokerage, and service of new and used boats, motors, trailers, marine parts, and accessories and offer slip and storage accommodations in certain locations. In addition, we arrange related boat financing, insurance, and extended service contracts. As of September 30, 2007, we operated through 88 retail locations in 22 states, consisting of Alabama, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Maryland, Minnesota, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Rhode Island, South Carolina, Tennessee, Texas, and Utah.

We are the nation's largest retailer of Sea Ray, Boston Whaler, Meridian, Cabo, and Hatteras recreational boats and yachts, all of which are manufactured by Brunswick Corporation (Brunswick). Sales of new Brunswick boats accounted for approximately 57% of our revenue in fiscal 2007. Brunswick is the world's largest manufacturer of marine products and marine engines. We believe we represented in excess of 12% of all Brunswick marine sales, including approximately 46% of its Sea Ray boat sales, during our 2007 fiscal year.

We have dealership agreements with Sea Ray, Boston Whaler, Meridian, Cabo, Hatteras Yachts, Mercury Marine, and Baja Marine Corporation, all subsidiaries or divisions of Brunswick. We also have dealer agreements with Azimut and Ferretti Group, including Bertram. These agreements allow us to purchase, stock, sell, and service these manufacturers' boats and products. These agreements also allow us to use these manufacturers' names, trade symbols, and intellectual properties in our operations.

Our operating dealership subsidiaries that carry the Sea Ray product line are party to a multi-year dealer agreement with Brunswick covering Sea Ray products and are the exclusive dealers of Sea Ray boats in their geographic markets. We are party to a multi-year dealer agreement with Hatteras Yachts that gives us the exclusive right to sell Hatteras Yachts throughout the state of Florida (excluding the Florida panhandle). We are also the exclusive dealer for Hatteras Yachts throughout the state of Texas. We are also the exclusive dealer for Cabo Yachts throughout the state of Florida. We are also party to a dealer agreement with Ferretti Group and Bertram Yachts. The agreement appoints us as the exclusive dealer for Ferretti Yachts, Pershing, Riva, Apreamare, and Mochi Craft mega-yachts, yachts, and other recreational boats for the United States, Canada, and the Bahamas. The agreement also appoints us as the exclusive dealer for Bertram in the United States (excluding the Florida peninsula and Texas), Canada, and the Bahamas. We are also the exclusive dealer for Italy-based Azimut-Benetti Group's product lines Azimut and Atlantis mega-yachts, yachts, and other recreational boats for the Northeast United States from Maryland to Maine. We believe the non-Brunswick brands offer a migration for our existing customer base or fill a void in our product offerings, and accordingly, do not compete with the business generated from our other prominent brands.

As is typical in the industry, we deal with manufacturers, other than Sea Ray and Hatteras Yachts, under renewable annual dealer agreements, each of which gives us the right to sell various makes and models of boats within a given geographic region. Any change or termination of these agreements, or the agreements discussed above, for any reason, or changes in competitive, regulatory, or marketing practices, including rebate or incentive programs, could adversely affect our results of operations. Although there are a limited number of manufacturers of the type of boats and products that we sell, we believe that adequate alternative sources would be available to replace any manufacturer other than Brunswick as a product source. These alternative sources may not be available at the time of any interruption, and alternative products may not be available at comparable terms, which could affect operating results adversely.

In order to provide comparability between periods presented, certain amounts have been reclassified from the previously reported consolidated financial statements to conform to the consolidated financial statement presentation of the current period. The consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

## 2. ACQUISITIONS:

We commenced operations with the acquisition of five independent recreational boat dealers on March 1, 1998. Since the initial acquisitions, we have acquired 20 recreational boat dealers, two boat brokerage operations, and two full-service yacht repair facilities. As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including, in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated. The following describes the acquisitions we completed during the fiscal year ended September 30, 2006. No significant acquisitions were completed during the fiscal years ended September 30, 2005 and 2007.

During January 2006, we acquired substantially all of the assets, including certain real estate, and assumed certain liabilities of the Port Arrowhead Group (Port Arrowhead), a privately held boat dealership with locations in Missouri and Oklahoma, for approximately $27.5 million in cash, plus $5.0 million in working capital adjustments, including acquisition costs. Port Arrowhead operates six retail locations, including a large marina with more than 300 slips. The acquisition expands our ability to serve consumers in the Midwest boating community, including neighboring boating destinations in Illinois, Kansas, and Arkansas. The acquisition also allows us to capitalize on Port Arrowhead's market position and leverage our inventory management and inventory financing resources over the acquired locations. Based on a third-party valuation, the purchase price, including acquisition costs, resulted in the recognition of approximately $6.0 million of tax deductible goodwill and approximately $2.0 million of tax deductible indefinite-lived intangible assets (dealer agreements). Port Arrowhead has been included in our consolidated financial statements since the date of acquisition. Pro forma results of operations have not been presented with respect to the Port Arrowhead acquisition, as the pre-acquisition effects of the acquisition was not significant in fiscal 2005 and 2006.

During March 2006, we acquired substantially all of the assets and assumed certain liabilities of Surfside-3 Marina, Inc. (Surfside), a privately held boat dealership with eight locations in New York and Connecticut, for approximately $24.8 million in cash and 665,024 shares of common stock, plus $24.0 million in working capital adjustments, including acquisition costs. The shares were valued at $33.71 per share, which was the average closing market price of our common stock for the five day-period beginning two days prior to and ending two days subsequent to the acquisition date. The acquisition expands our ability to serve consumers in the Northeast boating community and allows us to capitalize on Surfside's market position and leverage our inventory management and inventory financing resources over the acquired locations. Based on a third-party valuation, the purchase price, including acquisition costs, resulted in the recognition of approximately $40.0 million of tax deductible goodwill and approximately $16.4 million of tax deductible indefinite-lived intangible assets (dealer agreements). Surfside has been included in our consolidated financial statements since the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the acquisitions of Port Arrowhead and Surfside during 2006 (amounts in thousands):

| | |
|---|---|
| Receivables | $ 5,501 |
| Inventories | 119,808 |
| Other current assets | 392 |
| Property and equipment | 20,383 |
| Goodwill | 45,991 |
| Other identifiable intangible assets | 18,375 |
| Total assets acquired | $ 210,450 |
| Short-term borrowings | $ (92,770) |
| Other current liabilities | (14,004) |
| Total current liabilities assumed | (106,774) |
| Net assets acquired | $ 103,676 |

The following unaudited pro forma financial information presents the combined results of operations of our company with the operations of Surfside as if the acquisition had occurred as of the beginning of fiscal 2005 and 2006 (amounts in thousands, except per share data):

| | For the Fiscal Year Ended September 30, | |
|---|---|---|
| | 2005 | 2006 |
| | (Unaudited) | (Unaudited) |
| Revenue | $1,095,410 | $1,264,854 |
| Net income | $ 36,455 | $ 37,678 |
| Net income per common share | | |
| Basic | $ 2.09 | $ 2.05 |
| Dilutive | $ 1.95 | $ 1.96 |

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information includes an adjustment to record income taxes as if Surfside were taxed as a C corporation from the beginning of the periods presented until its acquisition date. The unaudited pro forma financial information does not include adjustments to remove certain private company expenses, which may not be incurred in future periods. Similarly, the unaudited pro forma financial information does not include adjustments for additional expenses, such as rent, insurance, interest incurred on borrowings for cash paid at acquisition, and other expenses that would have been incurred subsequent to the acquisition date. The unaudited pro forma financial information may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated Surfside as of the beginning of the periods presented.

## 3. SIGNIFICANT ACCOUNTING POLICIES:

### Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

We made interest payments of approximately $9.0 million, $17.2 million, and $26.6 million for the fiscal years ended September 30, 2005, 2006, and 2007, respectively, including interest on debt to finance our real estate holdings and new boat inventory. We made income tax payments of approximately $15.3 million, $8.9 million, and $26.0 million for the fiscal years ended September 30, 2005, 2006, and 2007, respectively.

### Vendor Consideration Received

We account for consideration received from our vendors in accordance with Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16). EITF 02-16 most significantly requires us to classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders. Pursuant to EITF 02-16, amounts received by us under our co-op assistance programs from our manufacturers are netted against related advertising expenses.

### Inventories

Inventory costs consist of the amount paid to acquire the inventory, net of vendor consideration and purchase discounts, the cost of equipment added, reconditioning costs, and transportation costs relating to acquiring inventory for sale. We state new and used boat, motor, and trailer inventories at the lower of cost, determined on a specific-identification basis, or market. We state parts and accessories at the lower of cost, determined on the first-in, first-out basis, or market. Based on the agings of the inventories and our consideration of current market trends, we maintain a lower of cost or market valuation allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2006 or 2007.

### Property and Equipment

We record property and equipment at cost, net of accumulated depreciation, and depreciate property and equipment over their estimated useful lives using the straight-line method. We capitalize and amortize leasehold improvements over the lesser of the life of the lease or the estimated useful life of the asset. Useful lives for purposes of computing depreciation are as follows:

| | Years |
|---|---|
| Buildings and improvements | 5-40 |
| Machinery and equipment | 3-10 |
| Furniture and fixtures | 5-10 |
| Vehicles | 3-5 |

We remove the cost of property and equipment sold or retired and the related accumulated depreciation from the accounts at the time of disposition, and include any resulting gain or loss in the consolidated statements of operations. We charge maintenance, repairs, and minor replacements to operations as incurred; we capitalize and amortize major replacements and improvements over their useful lives.

### Valuation of Goodwill and Other Intangible Assets

We account for goodwill and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and identifiable intangible assets acquired in a business combination be recognized as assets and reported separately from goodwill. We have determined that our most significant acquired identifiable intangible assets are the dealer agreements, which are indefinite-lived intangible assets. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of goodwill or an identifiable intangible asset exceeds its fair value, we would recognize an impairment loss. We measure any potential impairment based on various business valuation methodologies, including a projected discounted cash flow method. We completed the annual impairment test during the fourth quarter of fiscal 2007, based on financial information as of the third quarter of fiscal 2007, which resulted in no impairment of goodwill or identifiable intangible assets. To date, we have not recognized any impairment of goodwill or identifiable intangible assets in the application of SFAS 142.

There was no goodwill amortization expense for the fiscal years ended September 30, 2005, 2006, and 2007. Accumulated amortization of goodwill was approximately $2.6 million at September 30, 2006 and 2007.

### Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144), requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. To date, we have not recognized any impairment of long-lived assets in connection with SFAS 144.

### Customer Deposits

Customer deposits primarily include amounts received from customers toward the purchase of boats. We recognize these deposits as revenue upon delivery or acceptance of the related boats to customers.

### Insurance

We retain varying levels of risk relating to the insurance policies we maintain, most significantly workers' compensation insurance and employee medical benefits. We are responsible for the claims and losses incurred under these programs, limited by per occurrence deductibles and paid claims or losses up to pre-determined maximum exposure limits. Any losses above the pre-determined exposure limits are paid by our third-party insurance carriers. We estimate our liability for incurred but not reported losses using our historical loss experience, our judgment, and industry information.

### Derivative Instruments

We account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133" (SFAS 138) and Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149), (collectively SFAS 133). Under these standards, all derivative instruments are recorded on the balance sheet at their respective fair values.

We utilize certain derivative instruments, from time to time, including interest rate swaps and forward contracts to manage variability in cash flows associated with interest rates and forecasted purchases of boats and yachts from certain of our foreign suppliers in Euro dollars.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship based on its effectiveness in hedging against the exposure and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge.

Our forward contracts and interest rate swap are designated and accounted for as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same line item in the income statement as the hedged item in the same period or periods during which the transaction affects earnings. The ineffective portion of the gain or loss on these derivative instruments, if any, is recognized in other income/expense in current earnings during the period of change.

For derivative instruments not designated as hedging instruments, we recognize the gain or loss in other income/expense in current earnings during the period of change. When a cash flow hedge is terminated, if the forecasted hedged transaction is still probable of occurrence, amounts previously recorded in other comprehensive income remain in other comprehensive income and are recognized in earnings in the period in which the hedged transaction affects earnings.

Additional information with regard to accounting policies associated with derivative instruments is contained in Note 9, Derivative Instruments and Hedging Activity.

**Revenue Recognition**

We recognize revenue from boat, motor, and trailer sales and parts and service operations at the time the boat, motor, trailer, or part is delivered to or accepted by the customer or service is completed. We recognize commissions earned from a brokerage sale at the time the related brokerage transaction closes. We recognize revenue from slip and storage services on a straight-line basis over the term of the slip or storage agreement. We recognize commissions earned by us for placing notes with financial institutions in connection with customer boat financing when we recognize the related boat sales. We also recognize marketing fees earned on credit life, accident and disability, and hull insurance products sold by third-party insurance companies at the later of customer acceptance of the insurance product as evidenced by contract execution or when we recognize the related boat sale. Pursuant to negotiated agreements with financial and insurance institutions, we are charged back for a portion of these fees should the customer terminate or default on the related finance or insurance contract before it is outstanding for a stipulated minimal period of time. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2006 or 2007, is based on our experience with repayments or defaults on the related finance or insurance contracts.

We also recognize commissions earned on extended warranty service contracts sold on behalf of third-party insurance companies at the later of customer acceptance of the service contract terms as evidenced by contract execution, or recognition of the related boat sale. We are charged back for a portion of these commissions should the customer terminate or default on the service contract prior to its scheduled maturity. The chargeback allowance, which was not material to the consolidated financial statements taken as a whole as of September 30, 2006 or 2007, is based upon our experience with repayments or defaults on the service contracts.

**Stock-Based Compensation**

Prior to October 1, 2005, we accounted for our share-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations and disclosure requirements established by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" (SFAS 148). Under APB 25, because the grant price was equal to or greater than fair value no compensation expense was recorded in earnings for our stock options and awards granted under our employee stock purchase plan (ESPP). The pro forma effects on net income and earnings per share for stock options and ESPP awards were disclosed in a footnote to the financial statements. Compensation expense was recorded in earnings for non-vested common stock awards (restricted stock awards and restricted stock units) and Board of Director fees.

Effective October 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R) for our share-based compensation plans. We adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized in fiscal 2006 and 2007 includes (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to September 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. As a result of our adoption of SFAS 123R, we recorded compensation expense for stock options of approximately $3.5 million and $3.7 million before tax, or $0.15 and $0.15 per diluted share after-tax for the fiscal years ended September 30, 2006 and 2007.

The following table illustrates the effect on net income and earnings per share as if we had applied the fair-value recognition provisions of SFAS 123 to all of our share-based compensation awards for periods prior to the adoption of SFAS 123R, and the actual effect on net income and earnings per share for periods subsequent to the adoption of SFAS 123R (amounts in thousands, except per share data):

| | For the Fiscal Year Ended September 30, 2005 |
|---|---|
| Net income as reported | $33,826 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects of $283 for the fiscal year ended September 30, 2005 | 452 |
| Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects of $663 for the fiscal year ended September 30, 2005 | (2,953) |
| Pro forma net income | $31,325 |
| Basic earnings per share: | |
| As reported | $ 2.01 |
| Pro forma | $ 1.86 |
| Diluted earnings per share: | |
| As reported | $ 1.88 |
| Pro forma | $ 1.77 |

### Advertising and Promotional Costs

We expense advertising and promotional costs as incurred and include them in selling, general, and administrative expenses in the accompanying consolidated statements of operations. Pursuant to EITF 02-16, we net amounts received by us under our co-op assistance programs from our manufacturers against the related advertising expenses. Total advertising and promotional expenses approximated $14.5 million, $16.5 million and $19.6 million, net of related co-op assistance of approximately $1.6 million, $1.3 million and $1.2 million, for the fiscal years ended September 30, 2005, 2006, and 2007, respectively.

### Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, we recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We operate in multiple states with varying tax laws and are subject to both federal and state audits of our tax filings. We make estimates to determine that our tax reserves are adequate to cover audit adjustments, if any. Actual audit results could vary from the estimates recorded by us. As the number of years that are open for tax audits vary depending on tax jurisdiction, a number of years may elapse before a particular matter is audited and finally resolved. While it is often difficult to predict the final outcome or timing of resolution of a particular tax matter, we believe that our consolidated financial statements reflect the appropriate outcome of known tax contingencies.

**New Accounting Pronouncements**

During May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" (SFAS 154) which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes," (APB 20) and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28" (SFAS 3). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 during the first quarter of our 2007 fiscal year did not have an effect on our consolidated financial statements.

During June 2006, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). The consensus determined that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 also determined that the presentation of taxes on either a gross basis or a net basis within the scope of EITF 06-3 is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies" (APB 22). EITF 06-3 does not require a company to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. EITF 06-3 is effective for interim and annual financial statements beginning after December 15, 2006, with early adoption permitted. The adoption of EITF 06-3 during the first quarter of our 2007 fiscal year did not have an effect on our consolidated financial statements as taxes collected from customers and remitted to governmental authorities are presented net in our consolidated statements of operations.

During June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" (SFAS 109). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 in the first quarter of fiscal year 2008 and are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, applies to other accounting pronouncements that require or permit fair value measurements and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the implications of this standard and evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), to address diversity in practice in quantifying financial statement misstatements and the potential for the build up of improper amounts on the balance sheet. SAB 108 identifies the approach that registrants should take when evaluating the effects of unadjusted misstatements on each financial statement, the circumstances under which corrections of misstatements should result in a revision to financial statements, and disclosures related to the correction of misstatements. SAB 108 is effective for financial statements for any interim period of the first fiscal year ending after November 16, 2006. The adoption of SAB 108 during the first quarter of our 2007 fiscal year did not have an effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the implications of this standard and evaluating the impact of adopting SFAS 159 on our consolidated financial statements.

### Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions. Concentrations of credit risk arising from our receivables are limited primarily to amounts due from manufacturers and financial institutions.

### Fair Value of Financial Instruments

The carrying amount of our financial instruments approximates fair value due either to length to maturity or existence of interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

### Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by us in the accompanying consolidated financial statements relate to valuation allowances, valuation of goodwill and intangible assets, valuation of long-lived assets, and valuation of accruals. Actual results could differ from those estimates.

## 4. ACCOUNTS RECEIVABLE:

Trade receivables consist primarily of receivables from financial institutions, which provide funding for customer boat financing, and amounts due from financial institutions earned from arranging financing with our customers. We normally collect these receivables within 30 days of the sale. Trade receivables also include amounts due from customers on the sale of boats, parts, service, and storage. Amounts due from manufacturers represent receivables for various manufacturer programs and parts and service work performed pursuant to the manufacturers' warranties.

The allowance for uncollectible receivables, which was not material to the consolidated financial statements as of September 30, 2006 or 2007, was based on our consideration of customer payment practices, past transaction history with customers, and economic conditions. We review the allowance for uncollectible receivables when an event or other change in circumstances results in a change in the estimate of the ultimate collectibility of a specific account.

The accounts receivable balances consisted of the following at September 30,

| | 2006 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| Trade receivables | $22,125 | $28,253 |
| Amounts due from manufacturers | 26,087 | 27,811 |
| Other receivables | 9,377 | 1,269 |
| | $57,589 | $57,333 |

## 5. INVENTORIES:

Inventories, net consisted of the following at September 30,

| | 2006 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| New boats, motors and trailers | $382,077 | $382,121 |
| Used boats, motors and trailers | 69,729 | 83,291 |
| Parts, accessories and other | 11,041 | 12,627 |
| | $462,847 | $478,039 |

## 6. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at September 30,

| | 2006 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| Land | $ 43,142 | $ 43,142 |
| Buildings and improvements | 71,991 | 78,619 |
| Machinery and equipment | 32,311 | 31,509 |
| Furniture and fixtures | 7,099 | 5,416 |
| Vehicles | 6,205 | 5,629 |
| | 160,748 | 164,315 |
| Less — Accumulated depreciation | (38,533) | (45,355) |
| | $122,215 | $118,960 |

Depreciation expense totaled approximately $5.9 million, $8.3 million, and $9.5 million for the fiscal years ended September 30, 2005, 2006, and 2007, respectively.

## 7. GOODWILL AND OTHER INTANGIBLE ASSETS:

The changes in the carrying amounts of net goodwill and identifiable intangible assets for the fiscal years ended September 30, were as follows:

| | Goodwill | Identifiable Intangible Assets | Total |
|---|---|---|---|
| | (Amounts in thousands) | | |
| Balance, September 30, 2005 | $50,521 | $ 5,663 | $ 56,184 |
| Changes during the period | 43,547 | 16,464 | 60,011 |
| Balance, September 30, 2006 | $94,068 | $22,127 | $116,195 |
| Changes during the period | 3,378 | 1,601 | 4,979 |
| Balance, September 30, 2007 | $97,446 | $23,728 | $121,174 |

The changes in the carrying amounts of net goodwill and identifiable intangible assets for the fiscal years ended September 30, 2006 and 2007, relate to acquisitions we consummated.

## 8. OTHER LONG-TERM ASSETS:

During February 2006, we became party to a joint venture with Brunswick that acquired certain real estate and assets of Great American Marina for an aggregate purchase price of approximately $11.0 million, of which we contributed approximately $4.0 million and Brunswick contributed approximately $7.0 million. The terms of the agreement specify that we operate and maintain the service business, and Brunswick operates and maintains the marina business. Simultaneously with the closing, the acquired entity became Gulfport Marina, LLC (Gulfport). We account for our investment in Gulfport in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Accordingly, we adjust the carrying amount of our investment in Gulfport to recognize our share of earnings or losses.

## 9. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY:

During fiscal 2006, we entered into foreign currency cash flow hedges to reduce the variability of cash flows associated with forecasted purchases of boats and yachts from certain of our foreign suppliers in Euro dollars. These cash flow hedges are designed to offset changes in expected cash flows due to fluctuations in the Euro dollar from the time the contracts are entered into until actual delivery of the inventory and corresponding payments are made. At September 30, 2006, there were outstanding contracts, which had a combined notional amount of approximately $10.4 million and matured during fiscal 2007. These contracts are designated as cash flow hedges since they are expected to be highly effective in offsetting changes in the cash flows attributable to forecasted purchases of yachts and boats from certain of our foreign suppliers in Euro dollars. Because the critical terms of the forward contracts and the forecasted transactions coincide (i.e., the currency, notional amount, and timing), changes in cash flows attributable to the risks being hedged are expected to be completely offset by the forward contract. We account for the cost of entering into the hedging instruments, or difference between the spot rate and the forward rate at inception, as ineffective and amortize and recognize the related cost as an expense in earnings over the life of the related instrument. Outstanding contracts at September 30, 2006 had unrealized gains of approximately $571,000, which were recorded in other current assets on the consolidated balance sheet and qualify as highly effective for reporting purposes. Effectiveness of yacht and boat forward contracts is determined by comparing the change in the fair value of the forward contract to the change in the expected cash to be paid for the hedged item. During the year ended September 30, 2006, the ineffective portion of the hedging instruments was not significant. For closed contracts related to inventory on hand at September 30, 2006, we recorded approximately $92,000 of unrealized gains as a contra inventory on the consolidated balance sheet. These unrealized gains were recognized as a reduction to the cost of sale when the related boat was sold. At September 30, 2006, the net unrealized gains related to open and closed contracts recorded in accumulated other comprehensive income were approximately $453,000, net of tax.

At September 30, 2007, there were no outstanding foreign currency cash flow hedge contracts. During the year ended September 30, 2007, the ineffective portion of the hedging instruments was not significant.

During fiscal 2006, we entered into an interest rate swap agreement with a notional amount of $4.0 million, that matures in June 2015, and is designated as a cash flow hedge and effectively converts a portion of the floating rate debt to a fixed rate of 5.67%. Since all of the critical terms of the swap exactly match those of the hedged debt, no ineffectiveness has been identified in the hedging relationship. Consequently, all changes in fair value are recorded as a component of other comprehensive income. Our Company periodically determines the effectiveness of the swap by determining that the critical terms still match, determining that the future interest payments are still probable of occurrence, and evaluating the likelihood of the counterparty's compliance with the terms of the swap. At September 30, 2006 and 2007, the swap agreement had a fair value of approximately $88,000 and $45,000, which were recorded in other long-term assets on the consolidated balance sheets.

## 10. SHORT-TERM BORROWINGS:

During June 2007, we entered into an amendment of our existing credit facility, which modified the definition of "Fixed Charges Coverage Ratio" and extended the term of our second amended and restated credit and security agreement entered into in June 2006 with the same lenders. The amended credit facility matures in May 2012, with two one-year renewal options. At September 30, 2007, we were in compliance with all of the credit facility covenants.

Prior to June 2007, we entered into a second amended and restated credit and security agreement with eight financial institutions during June 2006. The credit facility provides us a line of credit with asset-based borrowing availability of up to $500 million for working capital and inventory financing, with the amount of permissible borrowings determined pursuant to a borrowing base formula. The credit facility also permits approved-vendor floorplan borrowings of up to $20 million. The credit facility accrues interest at the London Interbank Offered Rate (LIBOR) plus 150 to 260 basis points, with the interest rate based upon the ratio of our net outstanding borrowings to our tangible net worth. The credit facility is secured by our inventory, accounts receivable, equipment, furniture, and fixtures. The credit facility requires us to satisfy certain covenants, including maintaining a leverage ratio tied to our tangible net worth. The other terms and conditions of the new credit facility are generally similar to the previous credit facility. The credit facility extended the maturity of the credit facility to May 2011, with two one-year renewal options. For the periods ending September 30, 2006 and 2005 the credit facility provided us with asset-based borrowing availability up to $500 million and $340 million, and accrued interest at a rate of LIBOR plus 150 to 260 basis points.

Short-term borrowings as of September 30, 2006 and 2007 were $321.5 million and $326.0 million, respectively. The additional available borrowings under the credit facility at September 30, 2006 and 2007 were $130.0 million and $148.9 million, respectively. At September 30, 2006 and 2007, the interest rate on the outstanding short-term borrowings was 6.8% and 7.2%, respectively.

As is common in our industry, we receive interest assistance directly from boat manufacturers, including Brunswick. The interest assistance programs vary by manufacturer and generally include periods of free financing or reduced interest rate programs. The interest assistance may be paid directly to us or our lender depending on the arrangements the manufacturer has established. We classify interest assistance received from manufacturers as a reduction of inventory cost and related cost of sales as opposed to netting the assistance against our interest expense incurred with our lenders.

## 11. LONG-TERM DEBT:

Long-term debt consisted of the following at September 30,

| | 2006 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| Various mortgage notes payable to financial institutions, due in monthly installments ranging from $26,357 to $30,860 bearing fixed interest at rates ranging from 6.57% to 7.75%, maturing September 2010 through July 2015, collateralized by machinery and equipment | $ 7,112 | $ 6,060 |
| Various mortgage notes payable to financial institutions, due in monthly installments ranging from $22,605 to $102,000, bearing variable interest at rates ranging from 6.58% to 7.35%, maturing September 2012 through June 2016, collateralized by machinery and equipment | 30,074 | 24,773 |
| | 37,186 | 30,833 |
| Less — Current maturities | (4,532) | (4,396) |
| | $32,654 | $26,437 |

The aggregate maturities of long-term debt were as follows at September 30, 2007:

| | (Amounts in thousands) |
|---|---|
| 2008 | $ 4,396 |
| 2009 | 4,474 |
| 2010 | 4,563 |
| 2011 | 3,902 |
| 2012 | 3,705 |
| Thereafter | 9,793 |
| Total | $30,833 |

## 12. INCOME TAXES:

The components of our provision for income taxes consisted of the following for the fiscal years ended September 30,

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| | (Amounts in thousands) | | |
| Current provision (benefit): | | | |
| Federal | $18,871 | $22,091 | $10,377 |
| State | 2,178 | 2,845 | (1,524) |
| Total current provision | 21,049 | 24,936 | 8,853 |
| Deferred provision (benefit): | | | |
| Federal | 330 | 927 | (1,243) |
| State | 33 | 93 | (124) |
| Total deferred provision (benefit) | 363 | 1,020 | (1,367) |
| Total income tax provision | $21,412 | $25,956 | $ 7,486 |

Below is a reconciliation of the statutory federal income tax rate to our effective tax rate for the fiscal years ended September 30,

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Federal tax provision | 35.0% | 35.0% | 35.0% |
| State tax provision, net of federal benefit | 3.6% | 3.6% | 2.3% |
| State income tax settlement | — | — | (13.7)% |
| Stock based compensation | — | 1.0% | 2.1% |
| Valuation allowance | — | — | 1.9% |
| Other | 0.2% | 0.1% | (0.4)% |
| Effective tax rate | 38.8% | 39.7% | 27.2% |

During the fiscal year ended September 30, 2007, we settled certain tax positions under an initiative offered by one of the states in which we conduct operations. As a result of this settlement, we reduced our reserve for contingent income tax liabilities by approximately $5.2 million. Due to the amount paid under the settlement, the reduction in income tax expense was approximately $3.8 million for the fiscal year ended September 30, 2007. Without this reduction, the effective tax rate would have been approximately 40.9% for the year ended September 30, 2007.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of these temporary differences representing the components of deferred tax assets (liabilities) at September 30 were as follows:

| | 2006 | 2007 |
|---|---|---|
| | (Amounts in thousands) | |
| Current deferred tax assets (liabilities): | | |
| Inventories | $ 2,312 | $ 2,620 |
| Accrued expenses | 2,458 | 3,865 |
| Foreign currency hedges | (284) | — |
| Net current deferred tax assets | $ 4,486 | $ 6,485 |
| Long-term deferred tax (liabilities) assets: | | |
| Depreciation and amortization | $(13,355) | $(15,828) |
| Stock based compensation | 1,650 | 3,781 |
| State tax loss carryforwards | — | 505 |
| Other | 66 | 76 |
| Long-term deferred tax liabilities: | $(11,639) | (11,466) |
| Valuation allowance | — | (505) |
| Net long-term deferred tax liabilities | $(11,639) | $(11,971) |

At September 30, 2007, we maintained a valuation allowance for deferred tax assets of approximately $505,000. SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based upon the weight of evidence, it more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and tax loss carryforwards become deductible or are utilized. We concluded that it was appropriate to establish a full valuation allowance against our separate jurisdiction state tax loss carryforwards, using the "more likely than not" criteria.

## 13. STOCKHOLDERS' EQUITY:

In November 2005, our Board of Directors approved a share repurchase plan allowing our company to repurchase up to 1,000,000 shares of our common stock. Under the plan, we may buy back common stock from time to time in the open market or in privately negotiated blocks, dependant upon various factors, including price and availability of the shares, and general market conditions. At September 30, 2007, we had purchased an aggregate of 719,600 shares of common stock under the plan for an aggregate purchase price of approximately $14.8 million.

## 14. STOCK-BASED COMPENSATION:

Upon adoption of SFAS 123R, we continued to use the Black-Scholes valuation model for valuing all stock options and shares granted under the ESPP. Compensation for restricted stock awards and restricted stock units are measured at fair value on the grant date based on the number of shares expected to vest and the quoted market price of our common stock. Compensation cost for all awards are recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Cash received from option exercises under all share-based payment arrangements for the fiscal years ended September 30, 2005, 2006, and 2007 was approximately $5.3 million, $3.9 million, and $3.2 million, respectively. Tax benefits realized for tax deductions from option exercises for the fiscal years ended September 30, 2005, 2006, and 2007 was approximately $2.7 million, $1.5 million, and $800,000, respectively. We currently expect to satisfy share-based awards with registered shares available to be issued.

## 15. THE INCENTIVE STOCK PLANS:

During February 2007, our stockholders approved a proposal to approve our 2007 Incentive Stock Plan (2007 Plan), which replaced our 1998 Incentive Stock Plan (1998 Plan). Our 2007 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, other stock related awards, and performance awards (collectively awards), that may be settled in cash, stock, or other property. Our 2007 Plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The total number of shares of our common stock that may be subject to awards under the 2007 Plan is equal to 1,000,000 shares, plus (i) any shares available for issuance and not subject to an award under the 1998 Plan, (ii) the number of shares with respect to which awards granted under the 2007 Plan and the 1998 Plan terminate without the issuance of the shares or where the shares are forfeited or repurchased; (iii) with respect to awards granted under the 2007 Plan and the 1998 Plan, the number of shares that are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the 2007 Plan and the 1998 Plan. The 2007 Plan terminates in February 2017, and awards may be granted at any time during the life of the 2007 Plan. The date on which awards vest are determined by the Board of Directors or the Plan Administrator. The exercise prices of options are determined by the Board of Directors or the Plan Administrator and are at least equal to the fair market value of shares of common stock on the date of grant. The term of options under the 2007 Plan may not exceed ten years. The options granted have varying vesting periods. To date, we have not settled or been under any obligation to settle any awards in cash.

The following table summarizes option activity from September 30, 2006 through September 30, 2007:

| | Shares Available for Grant | Options Outstanding | Aggregate Intrinsic Value (In thousands) | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life |
|---|---|---|---|---|---|
| Balance at September 30, 2006 | 394,728 | 2,364,538 | $22,583 | $16.80 | 5.9 |
| Options authorized | 1,000,000 | — | | | |
| Options granted | (121,000) | 121,000 | | $25.57 | |
| Options cancelled/fortfeited/expired | 179,213 | (179,213) | | $21.60 | |
| Restricted stock units issued | (222,100) | | | | |
| Options exercised | — | (149,780) | | $10.59 | |
| Balance at September 30, 2007 | 1,230,841 | 2,156,545 | $ 4,993 | $17.36 | 5.2 |
| Exercisable at September 30, 2007 | — | 1,053,858 | $ 3,710 | $13.01 | 3.3 |

The weighted-average grant date fair value of options granted during the fiscal years ended September 30, 2005, 2006, and 2007 was $12.35, $12.53, and $12.13, respectively. The total intrinsic value of options exercised during the fiscal years ended September 30, 2005, 2006, and 2007 was approximately $7.5 million, $5.2 million, and $2.0 million, respectively.

As of September 30, 2006 and 2007, there was approximately $6.6 million and $4.8 million, respectively, of unrecognized compensation costs related to non-vested options that is expected to be recognized over a weighted average period of 3.9 years and 3.3 years, respectively. The total fair value of options vested during the fiscal years ended September 30, 2005, 2006, and 2007 was approximately $1.5 million, $1.4 million, and $1.9 million, respectively.

We continued using the Black-Scholes model to estimate the fair value of options granted during fiscal 2007. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. Volatility is based on the historical volatility of our common stock. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following are the weighted-average assumptions used for the fiscal years ended September 30:

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Risk-free interest rate | 5.0% | 4.6% | 4.6% |
| Volatility | 42.1% | 44.5% | 42.7% |
| Expected life | 5.4 years | 4.6 years | 6.5 years |

## 16. EMPLOYEE STOCK PURCHASE PLAN (THE STOCK PURCHASE PLAN):

Our Employee Stock Purchase Plan provides for up to 750,000 shares of common stock to be available for purchase by our regular employees who have completed at least one year of continuous service. The Stock Purchase Plan provides for implementation of up to 10 annual offerings beginning on the first day of October starting in 1998, with each offering terminating on September 30 of the following year. Each annual offering may be divided into two six-month offerings. For each offering, the purchase price per share will be the lower of (i) 85% of the closing price of the common stock on the first day of the offering or (ii) 85% of the closing price of the common stock on the last day of the offering. The purchase price is paid through periodic payroll deductions not to exceed 10% of the participant's earnings during each offering period. However, no participant may purchase more than $25,000 worth of common stock annually.

During 2007, we continued using the Black-Scholes model to estimate the fair value of options granted to purchase shares issued pursuant to the Stock Purchase Plan. The expected term of options granted is derived from the output of the option pricing model and represents the period of time that options granted are expected to be outstanding. Volatility is based on the historical volatility of our common stock. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following are the weighted-average assumptions used for the fiscal years ended September 30:

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Risk-free interest rate | 3.0% | 4.8% | 4.9% |
| Volatility | 41.5% | 37.1% | 43.4% |
| Expected life | six months | six months | six months |

As of September 30, 2007, we had issued 524,528 of the 750,000 shares of common stock reserved for issuance under our 1998 employee stock purchase plan.

## 17. RESTRICTED STOCK AWARDS:

During the first quarter of fiscal 2005, 2006, and 2007, we granted non-vested (restricted) stock awards or restricted stock units (collectively restricted stock awards) to certain key employees pursuant to the 1998 Incentive Stock Plan. The restricted stock awards have varying vesting periods, but generally become fully vested at either the end of year four or the end of year five, depending on the specific award. The stock underlying the vested restricted stock units will be delivered upon vesting.

We accounted for the restricted stock awards granted in fiscal 2005 using the measurement and recognition provisions of APB 25. Accordingly, we measured compensation cost at the grant date using the intrinsic value method, these costs will be recognized in earnings over the requisite service period. We accounted for the restricted stock awards granted subsequent to September 30, 2005 using the measurement and recognition provisions of SFAS 123R. Accordingly, the fair value of the restricted stock awards is measured on the grant date and recognized in earnings over the requisite service period for each separately vesting portion of the award.

The following table summarizes restricted stock activity from September 30, 2006 through September 30, 2007:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested balance at September 30, 2006 | 278,000 | $28.18 |
| Changes during the period | | |
| Shares granted | 222,100 | $28.44 |
| Shares vested | — | $ — |
| Shares forfeited | — | $ — |
| Non-vested balance at September 30, 2007 | 500,100 | $28.30 |

As of September 30, 2006 and 2007, there was approximately $5.3 million and $8.0 million, respectively, of unrecognized compensation cost related to restricted stock awards that is expected to be recognized over a weighted average period of 3.5 years, respectively.

## 18. NET INCOME PER SHARE:

The following is a reconciliation of the shares used in the denominator for calculating basic and diluted earnings per share for the fiscal years ended September 30,

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Weighted average common shares outstanding used in calculating basic net income per share | 16,815,445 | 18,028,562 | 18,618,611 |
| Effect of dilutive options | 1,217,088 | 900,173 | 670,620 |
| Weighted average common and common equivalent shares used in calculating diluted net income per share | 18,032,533 | 18,928,735 | 19,289,231 |

Options to purchase 53,000, 699,500 and 742,100 shares of common stock were outstanding at September 30, 2005, 2006, and 2007, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of our common stock, and therefore, their effect would be anti-dilutive.

## 19. COMMITMENTS AND CONTINGENCIES:

### Lease Commitments

We lease certain land, buildings, machinery, equipment, and vehicles related to our dealerships under non-cancelable third-party operating leases. Certain of our leases include options for renewal periods and provisions for escalation. Rental expense, including month-to-month rentals, were approximately $9.4 million, $10.9 million, and $13.2 million for the fiscal years ended September 30, 2005, 2006, and 2007, respectively. Rental expense to related parties under both cancelable and non-cancelable operating leases approximated $385,000 for each of the fiscal years ended September 30, 2005, 2006, and 2007.

The rental payments to related parties, under both cancelable and non-cancelable operating leases during fiscal 2005, 2006, and 2007, represent rental payments for buildings to an entity partially owned by an officer of our company. We believe the terms of the transaction are consistent with those that we would obtain from third parties.

Future minimum lease payments under non-cancelable operating leases at September 30, 2007, were as follows:

| | (Amounts in thousands) |
|---|---|
| 2008 | $10,550 |
| 2009 | 8,566 |
| 2010 | 7,743 |
| 2011 | 6,956 |
| 2012 | 5,415 |
| Thereafter | 16,622 |
| Total | $55,852 |

### Other Commitments and Contingencies

We are party to various legal actions arising in the ordinary course of business. The ultimate liability, if any, associated with theses matters was not material at September 30, 2007. While it is not feasible to determine the actual outcome of these actions as of September 30, 2007, we do not believe that these matters will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

Associated with the December 2006 snow and ice storms in Missouri, we received approximately $2.0 million of insurance proceeds to date, of which approximately $1.4 million offset the related losses associated with the destruction of marina docks and significant expenses we incurred regarding damage and related clean up after the storm. The additional insurance proceeds received of approximately $600,000 were recorded as a gain during fiscal 2007. The insurance proceeds received to date were recorded as a reduction to selling, general, and administrative expenses on the consolidated statements of operations during fiscal 2007.

During fiscal 2007, we received $2.1 million of business interruption insurance proceeds for claims associated with Hurricane Wilma, which occurred in October 2005. The business interruption insurance proceeds were to reimburse us for the interruption in our operations that resulted in lost revenue and related profits in addition to the significant expenses incurred to move and repair inventory and to reimburse us for uninsured losses recognized by certain locations. These proceeds were recorded as a reduction to selling, general, and administrative expenses on the consolidated statements of operations during fiscal 2007.

We are subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of gasoline, oil, other chemicals and waste. We believe that we are in compliance with such regulations.

## 20. EMPLOYEE 401(k) PROFIT SHARING PLANS:

Employees are eligible to participate in our 401(k) Profit Sharing Plan (the Plan) following their 90-day introductory period starting either April 1 or October 1, provided that they are 21 years of age. Under the Plan, we match 50% of participants' contributions, up to a maximum of 5% of each participant's compensation. We contributed, under the Plan, or pursuant to previous similar plans, approximately $1.3 million, $1.7 million, and $1.9 million for the fiscal years ended September 30, 2005, 2006, and 2007, respectively.

## 21. PREFERRED SHARE PURCHASE RIGHTS:

During September 2001, we adopted a Stockholders' Rights Plan (the Rights Plan) that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the Rights Plan, a dividend of one Preferred Share Purchase Right was issued for each share of common stock held by the stockholders of record as of the close of business on September 7, 2001. Each right entitles stockholders to purchase, at an exercise price of $50 per share, one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 15% or more of our common stock or a tender offer or exchange offer for 15% or more of our common stock is announced or commenced. After any such event, other stockholders may purchase additional shares of our common stock at 50% of the then-current market price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The rights should not interfere with any merger or other business combination approved by the Board of Directors. The rights may be redeemed by us at $0.01 per stock purchase right at any time before any person or group acquires 15% or more of the outstanding common stock. The rights expire on August 28, 2011.

The Rights Plan adoption and Rights Distribution is a non-taxable event with no impact on our financial results.

## 22. QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table sets forth certain unaudited quarterly financial data for each of our last eight quarters. The information has been derived from unaudited financial statements that we believe reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of such quarterly financial information.

| | December 31, 2005 | March 31, 2006 | June 30, 2006 | September 30, 2006 | December 31, 2006 | March 31, 2007 | June 30, 2007 | September 30, 2007 |
|---|---|---|---|---|---|---|---|---|
| | (Amounts in thousands except share and per share data) | | | | | | | |
| Revenue | $ 181,184 | $ 287,387 | $ 421,348 | $ 323,622 | $ 234,031 | $ 325,082 | $ 378,683 | $ 318,189 |
| Cost of sales | 136,836 | 218,812 | 321,089 | 230,044 | 177,677 | 252,554 | 291,248 | 234,772 |
| Gross profit | 44,348 | 68,575 | 100,259 | 93,578 | 56,354 | 72,528 | 87,435 | 83,417 |
| Selling, general, and administrative expenses | 40,472 | 50,088 | 65,229 | 67,017 | 56,165 | 59,533 | 62,444 | 67,082 |
| Income from operations | 3,876 | 18,487 | 35,030 | 26,561 | 189 | 12,995 | 24,991 | 16,335 |
| Interest expense | 2,761 | 4,294 | 5,900 | 5,661 | 6,540 | 7,547 | 7,458 | 5,410 |
| Income before income tax provision | 1,115 | 14,193 | 29,130 | 20,900 | (6,351) | 5,448 | 17,533 | 10,925 |
| Income tax provision | 451 | 5,605 | 11,607 | 8,293 | (2,565) | 2,116 | 3,636 | 4,299 |
| Net income | $ 664 | $ 8,588 | $ 17,523 | $ 12,607 | $ (3,786) | $ 3,332 | $ 13,897 | $ 6,626 |
| Net income per share: | | | | | | | | |
| Diluted | $ 0.04 | $ 0.46 | $ 0.90 | $ 0.66 | $ (0.21) | $ 0.17 | $ 0.73 | $ 0.35 |
| Weighted average number of shares: | | | | | | | | |
| Diluted | 18,525,849 | 18,751,417 | 19,426,294 | 19,009,231 | 18,287,781 | 19,042,015 | 19,034,148 | 19,064,068 |

In order to provide comparability between periods presented, certain amounts have been reclassified from the previously reported interim financial statements to conform to the consolidated financial statement presentation of the current period.



END